FILED PURSUANT TO 424(b)(3)
REGISTRATION NO. 333-108426

**SUPPLEMENT NO. 1, DATED MAY 2, 2006,
TO THE PROSPECTUS, DATED APRIL 14, 2006,
OF BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.**

This Supplement No. 1, dated May 2, 2006, is part of and should be read in conjunction with, our Prospectus, dated April 14, 2006. Capitalized terms used in this Supplement No. 1 but not defined have the same meanings as in our Prospectus. The purpose of this Supplement No. 1 is to update the information disclosed in the sections entitled "Prior Performance of Affiliates of Management" and "Appendix I: Tabular Information Concerning Prior Limited Partnerships" to include information for the most recent three years.

THIS SUPPLEMENT NO. 1 PROVIDES INFORMATION NOT CONTAINED IN OUR PROSPECTUS AND SHOULD BE RETAINED AND READ IN CONJUNCTION WITH OUR PROSPECTUS.

References in this Supplement No. 1 to "we," "our" and "us" refer to Boston Capital Real Estate Investment Trust, Inc.

The following disclosure replaces the section entitled "Prior Performance of Affiliates of Management" currently beginning on page 187 of our Prospectus:

PRIOR PERFORMANCE OF AFFILIATES OF MANAGEMENT

Overview

During their more than 30-year history, our advisor and its affiliates and their respective predecessors in interest have raised approximately $4.6 billion in real estate equity from approximately 87,700 investors in approximately 396 investment programs to acquire interests in approximately 2,642 properties containing approximately 147,000 apartment units in 48 states and territories, representing approximately $11.3 billion in original development and acquisition costs. Of the properties acquired, 152 were apartment complexes that included 3,801 market rate units out of a total of 18,464 units located in 35 states and representing $422,603,781 of investor equity. The investment objectives of these programs were to create certain tax benefits in the form of low-income or rehabilitation tax credits or tax losses. NONE OF THESE PROGRAMS HAD INVESTMENT OBJECTIVES SIMILAR TO OUR COMPANY'S, HOWEVER ALL OF THESE PROGRAMS INVOLVED RESIDENTIAL APARTMENT COMMUNITIES. Although none of them were 100% market rate communities, approximately 3,801 units in these residential apartment communities were market rate units. In addition, the market rate component of

these programs were neither evaluated nor acquired in connection with programs that have similar investment objectives to our company.

During the ten-year period from January 1, 1996 to December 31, 2005, our advisor and its affiliates and their respective predecessors in interest have served as general partners of two public limited partnership (which includes 24 series) and 50 private limited partnerships including 32 corporate limited partnerships and 18 direct placement corporate limited partnerships for a total of 52 real estate programs. The residential apartment communities invested in by the previous programs are affordable housing communities subject to certain rent and tenant restrictions, of which a component is market rate units. Typically, the market rate units (if any), are less than 50% of the total units in the community.

Our advisor and its affiliates and their respective predecessors in interest raised $3,226,958,433 in subscriptions from 38,461 investors during this ten-year period. A total of 1,038 properties (1), with a total development cost of $5,505,089,542 were acquired for the public and private limited partnerships. These properties are geographically located 12% in the Northeast, 11% in the Mid-Atlantic, 26% in the Southeast, 24% in the Midwest, 18% in the Southwest, and 9% in the West.

The foregoing information covering the period from January 1, 1996 to December 31, 2005, can be summarized as follows:

PROGRAMS		PROPERTIES		INVESTORS		
Type	Number	Number	Total Development Cost	Number	Capital	Average Capital Invested Per Property
Public....	2	425	$1,480,908,090	38,253	$ 785,405,431	$1,848,013
Private...	50	613	$4,024,181,452	208	$2,441,553,002	$3,982,958
Total......	52	1,038	$5,505,089,542	38,461	$3,226,958,433	$3,108,823

REGIONS

	Northeast	Mid-Atlantic	Southeast	Midwest	Southwest	West
Public	4%	4%	10%	12%	8%	3%
Private ...	8%	7%	16%	12%	10%	6%
Total	12%	11%	26%	24%	18%	9%

All these 52 prior limited partnerships have invested in apartment complexes (or operating partnerships which owned such complexes) financed and/or operated with one or more forms of government subsidy, primarily RHS. The states in which these apartment complexes are located and the number of properties in each state are as follows: (1)

Alabama	9	Maine	12	Oklahoma	37
Arizona	15	Maryland	16	Oregon	3
Arkansas	18	Massachusetts	14	Pennsylvania	14
California	50	Michigan	52	Puerto Rico	4
Colorado	29	Minnesota	3	Rhode Island	2
Connecticut	18	Mississippi	42	South Carolina	4
Delaware	1	Missouri	30	South Dakota	1
District of Columbia	3	Montana	0	Tennessee	14
Florida	13	Nebraska	0	Texas	105
Georgia	49	Nevada	0	Utah	2
Idaho	1	New Hampshire	7	Vermont	4
Illinois	16	New Jersey	17	Virginia	45
Indiana	11	New Mexico	4	Virgin Islands	8
Iowa	4	New York	54	Washington	5
Kansas	21	North Carolina	12	West Virginia	7
Kentucky	63	North Dakota	10	Wisconsin	7
Louisiana	85	Ohio	4	Wyoming	0

(1) Includes 84 properties which are jointly owned by two or more investment partnerships or series within an investment partnership which represent a total of 93 shared investments.

(2) The total number of properties by state does not reflect the 93 shared investments of 84 operating partnerships. The net number of properties reflected is 945.

The 52 government-assisted partnerships which invested in residential apartment complexes accounted for 100% of the total development cost of all properties acquired by all limited partnerships sponsored over the ten-year period.

The investment objectives of the 52 prior partnerships were, in order of priority: (1) certain tax benefits in the form of tax losses or low-income housing and rehabilitation tax credits which each such limited partnership's partners might use to offset income from other sources; (2) long-term capital appreciation through increases in the value of each apartment complex and (3) cash distributions through potential sale or refinancing transactions. Distributions of current cash flow were not a primary objective of these partnerships, in that the government agencies which provide subsidies regulate both the amount of rent and the amount of cash distributions which may be made to partners.

Private Placements

Interests in 50 of the 52 limited partnerships described above were sold to approximately 208 investors in private offerings intended to be exempt from the registration requirements of the Securities Act of 1933. A total of $2,441,553,002 in subscriptions was raised. Interests were acquired in a total of 613 properties, with total development costs of $4,024,181,452.

The private limited partnerships involved new construction or renovation of apartment complexes, financed with mortgage indebtedness aggregating approximately $2,091,302,583 in addition to the equity investment of the prior limited partnerships of $2,441,553,002. The purchased properties equaled 100% of the total development cost of all non-conventional properties invested in by the private limited partnerships.

Public Offerings

Interests in 24 series of the 2 limited partnerships described above were sold to approximately 38,253 investors in public offerings registered under the Securities Act of 1933. A total of $785,405,431 in subscriptions was raised. A total of 425 properties were purchased at a total development cost of $1,480,908,090.

Information regarding the public offerings is summarized as follows as of December 31, 2005:

	Investors		Properties		Type of Properties		
Program	Number	Capital	Number	Total Development Cost	Recently Completed	Under Construction	Historic Tax Credit
Boston Capital Tax Credit Fund IV L.P. (Series 26 through 46)	32,937	$667,628,880	383	$1,244,899,289	379	3	1
Boston Capital Tax Credit Fund V L.P. (Series 47 through 49)	5,316	$117,776,551	42	$ 236,008,801	35	7	0

During the four-year period ending December 31, 2005, affiliates of our management sponsored two public investment partnerships with investment objectives similar to the 50 described above. These public limited partnerships own interests in 141 operating partnerships which include 14 properties jointly owned by two or more investment partnerships or series within an investment partnership, representing a total of 14 shared investments. The total number of properties by state does not duplicate the 14 shared investments. The net number of properties reflected is 127 located in:

Alabama	1	Massachusetts	0	Oregon	1
Arizona	2	Michigan	13	Pennsylvania	1
Arkansas	0	Minnesota	0	Puerto Rico	0
California	4	Mississippi	4	Rhode Island	0
Colorado	12	Missouri	4	South Carolina	0
Connecticut	1	Montana	0	South Dakota	0
Florida	0	Nebraska	0	Tennessee	1
Georgia	4	Nevada	0	Texas	16
Illinois	1	New Hampshire	2	Utah	0
Indiana	0	New Jersey	0	Vermont	0
Iowa	1	New Mexico	1	Virginia	5
Kansas	5	New York	7	Virgin Islands	1
Kentucky	16	North Carolina	0	Washington	2
Louisiana	5	North Dakota	1	West Virginia	2
Maine	1	Ohio	0	Wisconsin	2
Maryland	1	Oklahoma	10		

All of the operating partnership acquisitions of the public limited partnerships involved new construction or renovation of existing apartment complexes, financed with government-assisted mortgaged indebtedness aggregating approximately $303,068,209 in addition to the equity investment of the investing partnerships of $278,572,421. These properties equaled 100% of the total development cost of properties acquired by public limited partnerships in the four-year period ended December 31, 2005. We will provide a more detailed description of these acquisitions to you upon request.

Information regarding public limited partnerships organized with investment objectives not similar to ours is contained in Appendix I—Tabular Information Concerning Prior Limited Partnerships.

Any investor or prospective investor may view and/or obtain a copy of the most recent Form 10-K or Form 10-Q filed with the Securities and Exchange Commission relative to the public offerings at the Web site of Boston Capital Corporation, www.bostoncapital.com.

The following disclosure replaces the section entitled "Appendix I: Tabular Information Concerning Prior Limited Partnerships" currently beginning on page I-1 of the Prospectus:

APPENDIX I

TABULAR INFORMATION CONCERNING
PRIOR LIMITED PARTNERSHIPS

The information contained in the following Tables I, II, III, and III-A is presented in conjunction with and as a supplement to the narrative summary appearing elsewhere in this prospectus under "Prior Performance of Affiliates of Management" and is qualified in its entirety by the information contained in such narrative summary.

These Tables include information for the three-year period beginning January 1, 2003, and ending December 31, 2005 (five-year period ending December 31, 2005 for Table III) **relating to public and private programs in the aggregate sponsored by our affiliates which did not have similar investment objectives to those of the company. Our affiliates have not sponsored prior programs, public or non-public, with investment objectives similar to those of the company.** The programs described in these tables are programs receiving government assistance and originally intended to provide, generally (1) tax benefits in the form of tax losses and low-income housing and rehabilitation tax credits which could be used by limited partners to offset income from other sources, (2) long-term capital appreciation through increases in the value of the programs' investments, (3) cash distributions from the sale or refinancing of the apartment complexes owned by the operating partnerships, and (4) in some instances, limited cash distributions from operations.

The programs listed in these tables were organized by our affiliates generally in a two-tier structure. These two-tier programs consist of one investment limited partnership (the "investment partnership") which invested in a number of limited partnerships (the "operating partnerships"), each of which owns an apartment complex for low- and moderate-income persons, which receives government assistance. Any market rate communities included in these programs were neither evaluated nor acquired in connection with programs that have investment objectives similar to ours. In the three-year period ending December 31, 2005, our affiliates sponsored two public partnerships and seventeen private partnerships. The following table identifies the number of operating partnership interests acquired in programs sponsored by our affiliates as of December 31, 2005:

Program	% Equity Committed 12/31/05	# of Operating Partnerships Acquired	# of States	Average Equity Per Operating Partnership
Boston Capital Tax Credit Fund IV L.P.:				
Series 44	100%	10	9	$2,678,730
Series 45	100%	31	14	$1,279,007
Series 46	96.3%	14	9	$2,030,681
Boston Capital Tax Credit Fund V L.P.				
Series 47	100%	15	8	$2,309,100
Series 48	99.9%	10	7	$2,290,847
Series 49	85.7%	17	8	$3,013,363

Program	% Equity Committed at 12/31/05	# of Operating Partnerships Acquired	# of States	Average Equity Per Operating Partnership
Boston Capital Corporate Tax Credit Fund XIX, A Limited Partnership........	100.0%	18	10	$3,998,755
Boston Capital 2003 Direct Placement Limited Partnerships........................	100.0%	10	6	$4,278,943
Boston Capital Corporate Tax Credit Fund XX, A Limited Partnership........	100.0%	8	4	$3,562,548
Boston Capital Corporate Tax Credit Fund XX-A, A Limited Partnership........	93.5%	12	9	$3,876,973
Boston Capital Corporate Tax Credit Fund XXI, A Limited Partnership........	100.0%	28	16	$4,909,622
Boston Capital Corporate Tax Credit Fund XXII, A Limited Partnership........	100.0%	23	15	$4,034,589
Boston Capital 2004 Direct Placement Limited Partnerships........................	100.0%	2	7	$3,691,703
Boston Capital Corporate Tax Credit Fund XXIII, A Limited Partnership........	75.6%	5	5	$5,881,431
Boston Capital Corporate Tax Credit Fund XXIII-A, A Limited Partnership........	100.0%	8	5	$4,966,772
Boston Capital Corporate Tax Credit Fund XXIV, A Limited Partnership........	85.8%	31	21	$4,980,785
Boston Capital Corporate Tax Credit Fund XXV, A Limited Partnership........	17.1%	5	4	$2,567,153
Boston Capital 2005 Direct Placement Limited Partnerships........................	100.0%	5	1	$2,267,681

In 1993, our affiliates formed Boston Capital Tax Credit Fund IV L.P., which was registered under the Securities Act of 1933.

In 2003, our affiliates formed Boston Capital Tax Credit Fund V L.P., which was registered under the Securities Act of 1933.

For presentation purposes, private Direct Placement Limited Partnerships are grouped by year. The 2003, 2004 and 2005 Direct Placement Limited Partnerships contain 5, 2 and 1 partnership(s) respectively.

The primary investment objectives of these limited partnerships are the preservation of the partnership's capital and the provision of current tax benefits to investors in the form of tax credits and passive losses. Cash flow distributions from the operating partnerships to the investment partnerships were not an investment objective in these programs. The regulations of government subsidy programs limit the amount of rent which may be charged to tenants and also limit the amount of cash flow which may be distributed, even if greater amounts of cash flow are available.

Investors in the company will not have any interest in any of the prior limited partnerships incorporated in the tables or in any of the apartment complexes owned by these limited partnerships.

The Tabular Information Concerning Prior Limited Partnerships and accompanying Notes are not covered by reports of independent certified public accountants.

Additional information regarding prior public programs can be obtained upon written request to:

Boston Capital Corporation
One Boston Place, Suite 2100
Boston, Massachusetts 02108-4406
Attn: Richard DeAgazio

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS
(ON A PERCENTAGE BASIS)

Table I includes information concerning the experience of our affiliates in raising and investing funds for public and private limited partnerships not having similar investment objectives to the company. Information is included for the two public offerings organized between January 1, 2003 and December 31, 2005, which invested in 97 operating partnerships. Information is also included for the 17 private offerings organized between January 1, 2003 and December 31, 2005, which invested in 159 operating partnerships. For presentation purposes, private Direct Placement Limited Partnerships are grouped by year. The 2003, 2004 and 2005 Direct Placement Limited Partnerships contain 5, 2 and 1 partnership(s), respectively. Table I presents the dollar amount offered and raised, the percentage of the amount raised which was used to pay offering costs and acquire investments, the percentage of leverage used and the time frame for raising and investing funds.

Table I is presented as if all capital contributions were received and all expenses and payments of capital committed were paid in the year in which the offering closed, although such transactions occur over several years.

The Table should be read in conjunction with the introduction and accompanying Notes.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS
(ON A PERCENTAGE BASIS)

January 1, 2003 through December 31, 2005

	BCTC IV L.P. (Series 44) 2003	BCTC IV L.P. (Series 45) 2003	BCTC IV L.P. (Series 46) 2003
Dollar amount offered (1)	$27,019,730	$40,143,670	$29,809,980
Dollar amount raised (100%)	100%	100%	100%
Less: Offering expenses			
Selling commissions and reimbursements retained by affiliates (2)	1.28%	1.23%	1.33%
Selling commissions and reimbursements to nonaffiliates (3)	8.72%	8.77%	8.67%
Legal and organizational	2.44%	2.10%	2.13%
Total offering expenses	12.44%	12.10%	12.14%
Working capital reserves	1.62%	3.78%	6.27%
Amount available for investment from limited partners	87.56%	87.90%	87.86%
Acquisition fees (4)..	8.50%	5.40%	5.40%
Acquisition expenses (5)	1.84%	2.53%	2.85%
Cash payments to operating partnerships (6)	75.59%	76.20%	73.34%
Total acquisition costs	87.56%	87.90%	87.86%
Mortgage financing	$36,945,744	$47,313,893	$26,088,653
Additional capital (7)	$ 115,716	$ 1,177,119	$13,658,855
Total other sources	$37,061,460	$48,491,012	$39,747,508
Amount available for investment from offering proceeds...	$23,657,439	$35,287,977	$26,192,521
Total development costs...	$60,718,899	$83,778,989	$65,940,029
Percentage leverage (8)	60.85%	56.47%	39.56%
Date offering began	Jan 2003	Jul 2003	Sep 2003
Average length of offering (days)	104	78	87
Months to invest 90% of amount available............	24	20	20

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS
(ON A PERCENTAGE BASIS)

January 1, 2003 through December 31, 2005

	BCTC V L.P. (Series 47) 2004	BCTC V L.P. (Series 48) 2004	BCTC V L.P. (Series 49) 2004
Dollar amount offered (1)	$34,783,340	$22,993,720	$ 59,999,491
Dollar amount raised (100%)	100%	100%	100%
Less: Offering expenses			
Selling commissions and reimbursements retained by affiliates (2)	1.47%	1.25%	1.42%
Selling commissions and reimbursements to nonaffiliates (3)	8.53%	8.75%	8.58%
Legal and organizational	2.07%	2.14%	0.99%
Total offering expenses	12.07%	12.14%	10.99%
Working capital reserves	3.49%	2.63%	16.38%
Amount available for investment from limited partners	87.93%	87.86%	89.01%
Acquisition fees (4)..	6.40%	6.40%	6.40%
Acquisition expenses (5)	1.88%	2.84%	0.98%
Cash payments to operating partnerships (6)	76.16%	75.99%	65.25%
Total acquisition costs	87.93%	87.86%	89.01%
Mortgage financing...	$55,374,812	$30,492,788	$ 46,924,168
Additional capital (7)	$ 139,542	$ 21,550	$ 1,459
Total other sources	$55,514,354	$30,514,338	$ 46,925,627
Amount available for investment from offering proceeds...	$30,583,591	$20,202,650	$ 53,405,125
Total development costs...	$86,097,945	$50,716,988	$100,330,752
Percentage leverage (8)	64.32%	60.12%	46.77%
Date offering began	Jan 2004	May 2004	Aug 2004
Average length of offering (days)	116	92	249
Months to invest 90% of amount available............	2	4	N/A

TABLE I

**EXPERIENCE IN RAISING AND INVESTING FUNDS
(ON A PERCENTAGE BASIS)**

January 1, 2003 through December 31, 2005

	Private Offerings to Corporations	
	Boston Capital `Corporate Tax Credit Fund XIX,LP 2003	Boston Capital Direct Placements** 2003
Dollar amount offered (1)	$ 93,844,179	$ 74,057,467
Dollar amount raised (100%)	100%	100%
Less: Offering expenses		
Selling commissions and reimbursements retained by affiliates	1.25%	0.34%
Discounts offered to cash investors (9).................................	19.00%	15.22%
Investor note financing expenses..	0.00%	2.94%
Other selling commissions	0.20%	0.46%
Legal and organizational	0.56%	0.38%
Total offering expenses...	21.02%	19.35%
Amount available for investment from limited partners.....................	78.98%	80.65%
Acquisition costs		
Acquisition fees (4)...	1.75%	1.41%
Acquisition expenses (5)	1.57%	0.74%
Partnership management fees (11)	1.75%	1.41%
Investor service fees (10)	0.50%	0.40%
Working capital reserves..	2.47%	1.86%
Cash payments to operating partnerships (6).........................	70.94%	74.83%
Total acquisition costs..	78.98%	80.65%
Other sources of acquisition funds		
Mortgage financing	$ 71,957,314	$ 40,900,313
Additional capital (7)	$ 971,255	$ 88,529
Total other sources	$ 72,928,569	$ 40,988,842
Amount available for investment from offering proceeds	$ 74,119,013	$ 59,729,098
Total development costs...	$147,047,582	$100,717,940
Percentage leveraged (8)	48.93%	40.61%
Percentage of equity invested	100%	100%
Average length of offering (days)	209	N/A

** For presentation purposes Direct Placements are grouped by year

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS
(ON A PERCENTAGE BASIS)

January 1, 2003 through December 31, 2005

	Private Offerings to Corporations					
	Boston Capital Corporate Fund XX 2004	Boston Capital Corporate Fund XXA 2004	Boston Capital Corporate Fund XXI 2004	Boston Capital Corporate Fund XXII 2004	Boston Capital Corporate Fund XXIII 2005	Boston Capital Corporate Fund XXIII-A 2005
Dollar amount offered (1)	$36,898,485	$64,808,430	$173,897,938	$117,256,965	$50,274,314	$52,418,021
Dollar amount raised (100%)	100%	100%	100%	100%	100%	100%
Less: Offering expenses						
Selling commissions and reimbursements retained by affiliates.....................................	1.00%	1.00%	0.84%	0.00%	0.00%	0.00%
Discounts offered to cash investors (9)	20.38%	20.36%	18.98%	18.56%	21.19%	21.11%
Investor note financing expenses	0.00%	0.00%	2.61%	3.36%	0.77%	0.75%
Other selling commissions......	0.21%	0.21%	0.00%	0.19%	0.16%	0.16%
Legal and organizational	0.59%	0.57%	0.37%	0.29%	0.30%	0.30%
Total offering expenses	22.18%	22.13%	22.80%	22.40%	22.43%	22.33%
Amount available for investment from limited partners	77.82%	77.87%	77.20%	77.60%	77.57%	77.67%
Acquisition fees (4)	1.75%	1.75%	1.75%	1.56%	1.22%	1.22%
Acquisition expenses (5)	1.11%	1.06%	0.95%	1.21%	0.80%	0.85%
Partnership management fees (11)	1.75%	1.75%	1.75%	1.56%	1.22%	1.22%
Investor service fees (10)	0.50%	0.50%	0.50%	0.45%	0.35%	0.35%
Working capital reserves	2.52%	7.96%	0.62%	2.40%	19.03%	0.89%
Cash payments to operating partnerships (6)	70.19%	64.85%	71.64%	70.42%	54.95%	73.14%
	77.82%	77.87%	77.20%	77.60%	77.57%	77.67%
Mortgage financing	$52,447,935	$35,206,296	$200,129,897	$ 82,616,468	$32,239,877	$29,183,757
Additional capital (7)	$ 641	$ 798,303	$ 863,240	$ 268,218	$ 609,076	$ 775
Total other sources......................	$52,448,576	$36,004,599	$200,993,137	$ 82,884,686	$32,848,953	$29,184,532
Amount available for investment from offering proceeds	$28,714,045	$50,466,199	$134,247,562	$ 90,995,390	$38,999,550	$40,712,703
Total development costs	$81,162,821	$88,470,798	$335,240,698	$173,881,076	$71,848,503	$69,897,235
Percentage leverage (8)	64.62%	40.71%	59.70%	47.51%	44.87%	41.75%
Percentage of equity invested....	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Average length of offering (days)	102	102	176	105	58	58

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS
(ON A PERCENTAGE BASIS)

January 1, 2003 through December 31, 2005

	Private Offerings to Corporations			
	Boston Capital Corporate Fund XXIV 2005	Boston Capital Corporate Fund XXV 2005	Boston Capital Direct Placements 2004	Boston Capital Direct Placements 2005
Dollar amount offered (1)	$226,448,654	$ 93,663,243	$ 9,379,712	$11,289,024
Dollar amount raised (100%)	100%	100%	100%	100%
Less: Offering expenses				
Selling commissions and reimbursements retained by affiliates	0.00%	0.30%	0.35%	0.97%
Discounts offered to cash investors (9)	18.83%	18.61%	18.00%	18.00%
Investor note financing expenses	2.93%	2.93%	0.00%	0.00%
Other selling commissions	0.08%	0.00%	0.51%	1.74%
Legal and organizational	0.60%	0.01%	0.77%	0.60%
Total offering expenses	22.44%	21.85%	19.63%	21.30%
Amount available for investment from limited partners	77.56%	78.15%	80.37%	78.70%
Acquisition fees (4)	1.75%	1.75%	2.43%	1.75%
Acquisition expenses (5)	0.59%	0.00%	1.02%	0.06%
Partnership management fees (11)	1.75%	1.75%	1.24%	1.75%
Investor service fees (10)	0.50%	0.50%	0.35%	0.50%
Working capital reserves	16.75%	50.80%	3.95%	-12.19%
Cash payments to operating partnerships (6)	56.23%	23.35%	71.37%	86.83%
	77.56%	78.15%	80.37%	78.70%
Mortgage financing	$172,729,674	$ 20,278,266	$16,683,871	$10,443,388
Additional capital (7)	$ 2,716	$ 350	$ 124	$ 117
Total other sources	$172,732,390	$ 20,278,616	$16,683,995	$10,443,505
Amount available for investment from offering proceeds	$175,644,749	$ 73,198,928	$ 7,538,160	$ 8,883,912
Total development costs	$348,377,139	$ 93,477,544	$24,222,155	$19,327,417
Percentage leverage (8)	49.58%	21.69%	68.88%	54.03%
Percentage of equity invested	100.00%	100.00%	100.00%	100.00%
Average length of offering (days)	120	89	N/A	N/A

NOTES TO TABLE I

Note 1: The dollar amount offered and raised includes the entire amount of investors' contributions paid.

Note 2: Includes only the Dealer-Manager Fee that was retained by Boston Capital Securities, Inc. The amounts presented have been adjusted to reflect reimbursements made in March 2006 of certain offering expenses, including expenses associated with wholesaling services, by Boston Capital Holdings Limited Partnership to the applicable fund. These payments were voluntarily made by Boston Capital Holdings Limited Partnership following an inquiry by the NASD of Boston Capital Securities, Inc. This inquiry has been resolved. See "Risk Factors—We are dependent on the dealer-manager."

Note 3: Includes selling commissions of 7% and the re-allotment by Boston Capital Securities, Inc. of portions of its Dealer-Manager Fee and includes portions of the nonaccountable expense allowance.

Note 4: Acquisition fees are amounts paid to the general partners and affiliates for selecting, evaluating, negotiating and closing the investment partnerships' acquisition of operating partnership interests.

Note 5: Acquisition expenses consist of legal and accounting fees, travel, market studies and other expenses to be paid to third parties.

Note 6: Cash payments to non-affiliated operating partnerships include capital contributions. The amount shown includes funds committed as of December 31, 2005.

Note 7: Additional capital represents funds contributed by the operating general partners. Some properties financed with governmental assistance after 1987 require the operating general partners to provide a minimum of 3% of the total development cost in equity.

Note 8: The leverage percentage equals the total amount of mortgage indebtedness on the acquisition date or completion date divided by total development costs.

Note 9: Upon admission to Boston Capital's Corporate Funds, the limited partners choose to pay capital contributions under a standard installment method or cash method (or in some cases a deferred cash method or alternative installment method). Standard installment method investors pay $1,000,000 per unit. Cash method investors (and deferred cash method or alternative installment method investors where applicable) receive a discount for paying sooner.

Note 10: Investor Service Fees are amounts paid to the general partners and affiliates for arranging and organizing investor reporting and communications, and continuing services related to the transmittal of information to the Class A Limited Partners.

Note 11: Partnership Management Fees are amounts paid to the general partners and affiliates for overseeing the day to day management of the Investor Partnership, including but not limited to financial reporting, audits, tax return preparation, cash management and reserves management.

TABLE II

COMPENSATION TO AFFILIATES

January 1, 2003 through December 31, 2005

Table II sets forth the aggregate amount of all compensation earned by or paid to our affiliates between January 1, 2003 and December 31, 2005 for the programs included in Table I. None of the programs included in this Table have been liquidated.

The Table should be read in conjunction with the introduction and accompanying notes.

	Public Offerings	
	BCTC IV L.P. (Series 44) 2003	**BCTC IV L.P. (Series 45) 2003**
Date offering commenced	Jan 2003	July 2003
Dollar amount raised (1)	$27,019,730	$40,143,670
Amounts paid and/or payable to sponsor and affiliates from proceeds (1):		
Underwriting fees (2)	401,565	552,275
Acquisition fees (3)	2,296,677	2,167,758
Acquisition expense reimbursement	498,395	1,014,687
Asset management fee	606,847	744,544
Dollar amount of cash generated from operating partnerships before payments to sponsors (4)	3,287	6,269
Amount paid to sponsors from operations (5)	0	0

	Public Offerings			
	BCTC IV L.P. (Series 46) 2003	**BCTC V L.P. (Series 47) 2004**	**BCTC V L.P. (Series 48) 2004**	**BCTC V L.P. (Series 49) 2004**
Date offering commenced	Sept 2003			
Dollar amount raised (1)	$29,809,980	$34,783,340	$22,993,720	$59,999,491
Amounts paid and/or payable to sponsor and affiliates from proceeds (1):......................				
Underwriting fees (2)	436,457	563,377	314,427	895,372
Acquisition fees (3)	1,609,739	2,226,134	1,471,598	3,839,937
Acquisition expense reimbursement	850,039	653,983	653,026	589,288
Asset management fee	420,337	689,739	367,766	352,334
Dollar amount of cash generated from operating partnerships before payments to sponsors (4)	4,725	0	0	0
Amount paid to sponsors from operations (5)....	0	0	0	0

TABLE II

COMPENSATION TO SPONSOR AND AFFILIATES

January 1, 2003 through December 31, 2005

	Private Offerings for Corporations	
	Boston Capital Corporate Tax Credit Fund XIX 2003	Boston Capital Direct Placements 2003 (6)
Dollar amount raised (1)..	$93,844,179	$74,057,467
Amounts paid and/or payable to sponsor and affiliates from proceeds (1):		
Underwriting fees (2)	1,173,052	249,486
Acquisition fees (3)	1,642,229	1,044,407
Acquisition expense reimbursement	1,473,976	624,681
Partnership management fees...	1,642,229	1,044,407
Investor service fees	469,208	228,427
Asset management fee...	1,047,964	471,983
Dollar amount of cash generated from operating partnerships before payments to sponsors (4)	0	0
Amounts paid to sponsors from operations (5)	10,165	0

	Private Offerings for Corporations				
	Boston Capital Corporate Tax Credit Fund XX 2004	Boston Capital Corporate Tax Credit Fund XX-A 2004	Boston Capital Corporate Tax Credit Fund XXI 2004	Boston Capital Corporate Tax Credit Fund XXII 2004	Boston Capital Direct Placements 2004 (6)
Dollar amount raised (1)	$36,898,485	$64,808,430	$173,897,938	$117,256,965	$9,379,712
Amounts paid and/or payable to sponsor and affiliates from proceeds (1):					
Underwriting fees (2)....................................	368,985	648,045	2,067,501	0	32,966
Acquisition fees (3)	645,723	1,134,148	3,043,214	1,832,229	227,724
Acquisition expense reimbursement............	411,271	690,160	1,645,996	1,420,103	96,043
Partnership management fees	645,723	1,134,148	3,043,214	1,832,229	116,260
Investor service fees	184,492	324,042	869,490	523,494	33,217
Asset management fee...................................	388,228	594,088	1,215,260	660,195	79,786
Dollar amount of cash generated from operating partnerships before payments to sponsors (4)	0	0	0	0	0
Amounts paid to sponsors from operations (5)	0	993	4,464	0	0

	Boston Capital Corporate Tax Credit Fund XXIII	Boston Capital Corporate Tax Credit Fund XXIII-A	Boston Capital Corporate Tax Credit Fund XXIV	Boston Capital Corporate Tax Credit Fund XXV	Boston Capital Direct Placements 2005 (6)
Dollar amount raised (1)	$50,274,314	$52,418,021	$226,448,654	$93,663,243	$11,289,024
Amounts paid and/or payable to sponsor and affiliates from proceeds (1):					
Underwriting fees (2)	0	0	0	280,990	109,616
Acquisition fees (3)	611,029	636,988	3,962,851	1,639,107	197,557
Acquisition expense reimbursement	403,330	447,212	1,342,626	0	6,238
Partnership management fees....................	611,029	636,988	3,962,851	1,639,107	197,557
Investor service fees	174,580	181,996	1,132,244	468,316	56,445
Asset management fee...............................	209,480	218,410	471,770	38,026	13,129
Dollar amount of cash generated from operating partnerships before payments to sponsors (4)	0	0	0	0	0
Amounts paid to sponsors from operations (5)	0	0	0	0	0

NOTES TO TABLE II

Note 1: Table II is presented as if all capital contributions were received and all fees payable from offering proceeds to our affiliates, and their predecessors in interest were paid in the year in which the offerings were completed; such transactions actually occur over several years.

Note 2: Underwriting fees include non-accountable expense allowances, research report fees, due diligence fees, selling commissions, purchaser representative fees, and capital commitment fees. These amounts do not include commissions paid to an affiliated dealer-manager which were subsequently paid to non-affiliated brokers. These fees are paid over one to three years.

Note 3: The Acquisition Fee is a flat fee calculated as a percentage of each certificate sold. It is earned for selecting, evaluating, negotiating and closing series' investments in apartment complexes.

Note 4: The dollar amount of cash generated from operating partnerships is the total amount of cash distributions received by the investment partnerships during the three-year period. For example: 2005 would include 2003-2005 cash distributions for the partnership organized in 2003. Historically, cash flow from government-subsidized apartment complexes is generated by the second full year of operations, yet cash flow is not disbursed until financial statement analyses are complete.

Note 5: If cash flow is unavailable to pay investment partnership operating expenses, then expenses are either accrued until cash flow is available in future years to repay such expenses or the sponsor pays these operating expenses as they become due and subsequently receives reimbursement when cash flow is available.

Note 6: For presentation purposes, private Direct Placement Limited Partnerships are grouped by year. The 2003, 2004 and 2005 Direct Placement Limited Partnerships contain 5, 2 and 1 partnership(s), respectively.

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

Table III summarizes the operating results of prior partnerships not having similar investment objectives to the company which were closed between January 1, 2001 and December 31, 2005. The public investment partnerships own interests in 180 operating partnerships. The private investment partnerships own interests in 277 operating partnerships. For presentation purposes, private Direct Placement Limited Partnerships are grouped by year. The 2001, 2002, 2003, 2004 and 2005 Direct Placement Limited Partnerships contain 2, 4, 5, 2 and 1 partnership(s), respectively.

Table III includes the actual tax credits received on a $1,000 investment. Table III-A includes the actual tax credits received as a percentage of capital invested by an investor. For example, if an investor received $21 of tax credits on a $1,000 investment for a particular year in Table III, Table III-A would show that for that year the investor received approximately 2.1% of its investment.

The information is presented in accordance with generally accepted accounting principles ("GAAP") except with respect to the information presented in the tables labeled "Tax & Distribution Data Per $1000 invested on a Tax Basis," which is presented on the tax basis method of accounting.

Significant differences can occur in operating results accounted for on a tax versus GAAP basis. Some differences, but not all, are due to depreciation methods and depreciable lives, and treatment of capitalized construction period interest and expenses. The usual effect of these differences is that taxable losses under GAAP would have been less than the taxable losses. Both GAAP and tax losses are reported in the table.

The Table should be read in conjunction with the introduction and accompanying Notes.

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2001

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 40)

	For the Financial Statement period ended March 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Gross Revenues	2,317	147,345	119,938	299	90
Profit on sale of properties	0	0	0	0	0
Less:					
Losses from operating partnerships (1)	0	(438,656)	(986,508)	(936,159)	(924,404)
Operating Expenses (3)	(113,781)	(306,075)	(222,136)	(233,925)	(490,886)
Interest Expense	0	0	0	0	0
Depreciation (2)	0	0	(32,319)	(113,716)	(113,730)
Net Income—GAAP Basis	(111,464)	(597,386)	(1,121,025)	(1,283,501)	(1,528,930)
Taxable Income					
from operations (4)	0	(586,896)	(1,086,143)	(1,633,930)	(1,521,793)
gain on sale..	0	0	0	0	0
Cash generated from operations (6)..........	(1,922,962)	836,927	209,484	109,930	(9,242)
Cash generated from sales	0	0	0	0	0
Cash generated from refinancing	0	0	0	0	0
Cash generated from operations, sales and refinancing	(1,922,962)	836,927	209,484	109,930	(9,242)
Less: Cash distributions to investors					
from operating cash flow......................	0	0	0	0	0
from sales and refinancing...................	0	0	0	0	0
from other...	0	0	0	0	0
Cash generated (deficiency) after cash distributions	(1,922,962)	836,927	209,484	109,930	(9,242)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0	0	0
Cash generated (deficiency) after cash distributions and special items	(1,922,962)	836,927	209,484	109,930	(9,242)

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results					
Federal Credit (5)	14	80	93	92	94
State Credit	0	0	0	0	0
Ordinary Income (loss)	(24)	(42)	(62)	(57)	(46)
from operations	(24)	(42)	(62)	(57)	(46)
from recapture	0	0	0	0	0
Capital gain (loss).................................	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis).......................	0				
Investment income............................	0	0	0	0	0
Return of capital...............................	0	0	0	0	0
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing..	0	0	0	0	0
Operations	0	0	0	0	0
Other..	0	0	0	0	0
Amount remaining invested in program properties...............................					98.69%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2001

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 41)

	For the Financial Statement period ended March 31,			
	2002	**2003**	**2004**	**2005**
Gross Revenues	52,147	74,991	34,112	4,540
Profit on sale of properties	0	0	0	0
Less:				
Losses from operating partnerships (1).................	(94,125)	(1,443,650)	(1,748,067)	(4,159,348)
Operating Expenses (3)	(241,945)	(346,349)	(342,003)	(294,717)
Interest Expense	0	0	0	0
Depreciation (2)	0	(133,377)	(133,405)	(133,882)
Net Income—GAAP Basis	(283,923)	(1,848,385)	(2,189,363)	(4,583,407)
Taxable Income from operations (4)	(120,068)	(2,867,903)	(1,609,628)	(3,730,419)
gain on sale..	0	0	0	0
Cash generated from operations (6).........................	(47,951)	(48,190)	8,731	363,790
Cash generated from sales	0	0	0	0
Cash generated from refinancing	0	0	0	0
Cash generated from operations,				
sales and refinancing	(47,951)	(48,190)	8,731	363,790
Less: Cash distributions to investors				
from operating cash flow.......................................	0	0	0	0
from sales and refinancing.....................................	0	0	0	0
from other	0	0	0	0
Cash generated (deficiency) after				
cash distributions	(47,951)	(48,190)	8,731	363,790
Less: Special items (not including sales				
and refinancing) (identify and quantify)................	0	0	0	0
Cash generated (deficiency) after cash				
distributions and special items	(47,951)	(48,190)	8,731	363,790

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	**2001**	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results					
Federal Credit (5)	1	45	104	110	97
State Credit	0	0	0	0	0
Ordinary Income (loss)	(4)	(95)	(55)	(128)	(80)
from operations	(4)	(95)	(55)	(128)	(80)
from recapture	0	0	0	0	0
Capital gain (loss).................................	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis).......................	0				
Investment income.............................	0	0	0	0	0
Return of capital................................	0	0	0	0	0
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other...	0	0	0	0	0
Amount remaining invested in					
program properties................................					99.35%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2002

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 42)

	For the Financial Statement period ended March 31,			
	2002	2003	2004	2005
Gross Revenues	986	121,043	244,164	8,848
Profit on sale of properties	0	0	0	0
Less:				
Losses from operating partnerships (1).................	0	(404,748)	(1,617,204)	(1,150,391)
Operating Expenses (3)	(111,253)	(237,706)	(315,633)	(264,513)
Interest Expense	0	0	0	0
Depreciation (2)	0	0	(113,984)	(115,498)
Net Income—GAAP Basis	(110,267)	(521,411)	(1,802,657)	(1,521,554)
Taxable Income from operations (4)	0	(755,961)	(1,771,458)	(1,838,771)
gain on sale..	0	0	0	0
Cash generated from operations (6).........................	(1,322,182)	1,306,517	218,107	25,193
Cash generated from sales	0	0	0	0
Cash generated from refinancing	0	0	0	0
Cash generated from operations,				
sales and refinancing	(1,322,182)	1,306,517	218,107	25,193
Less: Cash distributions to investors				
from operating cash flow.......................................	0	0	0	0
from sales and refinancing.....................................	0	0	0	0
from other	0	0	0	0
Cash generated (deficiency) after				
cash distributions	(1,322,182)	1,306,517	218,107	25,193
Less: Special items (not including sales				
and refinancing) (identify and quantify)................	0	0	0	0
Cash generated (deficiency) after cash				
distributions and special items	(1,322,182)	1,306,517	218,107	25,193

Tax & Distribution Data	For the Tax period ended December 31,			
Per $1,000 invested (7)	2002	2003	2004	2005
Federal Income Tax Results				
Federal Credit (5)	16	81	95	99
State Credit	0	0	0	0
Ordinary Income (loss)	(29)	(64)	(67)	(61)
from operations	(29)	(64)	(67)	(61)
from recapture	0	0	0	0
Capital gain (loss)...	0	0	0	0
Cash Distributions to investors:				
Source (on GAAP basis)				
Investment income...	0	0	0	0
Return of capital..	0	0	0	0
Source (on cash basis):				
Sales	0	0	0	0
Refinancing	0	0	0	0
Operations	0	0	0	0
Other...	0	0	0	0
Amount remaining invested in				
program properties...				97.30%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2002

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 43)

	For the Financial Statement period ended March 31,		
	2003	2004	2005
Gross Revenues..	30,298	332,401	77,015
Profit on sale of properties	0	0	0
Less:			
Losses from operating partnerships (1)	(304,873)	(2,388,403)	(2,028,092)
Operating Expenses (3)...	(215,795)	(474,808)	(378,335)
Interest Expense..	0	0	0
Depreciation (2)...	0	(148,464)	(164,530)
Net Income—GAAP Basis	(490,370)	(2,679,274)	(2,493,942)
Taxable Income from operations (4)...............................	(193,688)	(2,339,382)	(2,878,799)
gain on sale	0	0	0
Cash generated from operations (6)	(1,103,274)	1,251,676	34,397
Cash generated from sales	0	0	0
Cash generated from refinancing....................................	0	0	0
Cash generated from operations, sales and refinancing ...	(1,103,274)	1,251,676	34,397
Less: Cash distributions to investors			
from operating cash flow	0	0	0
from sales and refinancing	0	0	0
from other	0	0	0
Cash generated (deficiency) after cash distributions	(1,103,274)	1,251,676	34,397
Less: Special items (not including sales and refinancing)			
(identify and quantify)..	0	0	0
Cash generated (deficiency) after cash distributions			
and special items	(1,103,274)	1,251,676	34,397

Tax & Distribution Data	For the Tax period ended December 31,			
Per $1,000 invested (7)	2002	2003	2004	2005
Federal Income Tax Results				
Federal Credit (5)	2	44	86	95
State Credit	0	0	0	0
Ordinary Income (loss)	(5)	(65)	(80)	(70)
from operations	(5)	(65)	(80)	(70)
from recapture	0	0	0	0
Capital gain (loss)......................................	0	0	0	0
Cash Distributions to investors:				
Source (on GAAP basis)				
Investment income...............................	0	0	0	0
Return of capital..................................	0	0	0	0
Source (on cash basis):				
Sales	0	0	0	0
Refinancing...	0	0	0	0
Operations	0	0	0	0
Other..	0	0	0	0
Amount remaining invested				
in program properties				98.58%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2003

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 44)

	For the Financial Statement period ended March 31,		
	2003	**2004**	**2005**
Gross Revenues	1,379	159,792	229,754
Profit on sale of properties		0	0
Less:			
Losses from operating partnerships (1)	0	(1,113,620)	(866,297)
Operating Expenses (3)	(116,399)	(360,833)	(375,509)
Interest Expense	0	0	0
Depreciation (2)	0	(28,115)	(101,629)
Net Income—GAAP Basis	(115,020)	(1,342,776)	(1,113,681)
Taxable Income from operations (4)	(6,086)	(1,449,234)	(1,553,771)
gain on sale	0	0	0
Cash generated from operations (6)	701,819	(902,659)	64,864
Cash generated from sales	0	0	0
Cash generated from refinancing	0	0	0
Cash generated from operations, sales and refinancing	701,819	(902,659)	64,864
Less: Cash distributions to investors			
from operating cash flow	0	0	0
from sales and refinancing	0	0	0
from other	0	0	0
Cash generated (deficiency) after cash distributions	701,819	(902,659)	64,864
Less: Special items (not including sales and refinancing)			
(identify and quantify)	0	0	0
Cash generated (deficiency) after cash distributions and			
special items	701,819	(902,659)	64,864

	For the Tax Period ended December 31,		
Tax & Distribution Data			
Per $1,000 invested (7)	**2003**	**2004**	**2005**
Federal Income Tax Results			
Federal Credit (5)	23	67	76
State Credit	0	0	0
Ordinary Income (loss)	(54)	(61)	(39)
from operations	(54)	(61)	(39)
from recapture	0	0	0
Capital gain (loss)	0	0	0
Cash Distributions to investors:			
Source (on GAAP basis)			
Investment income	0	0	0
Return of capital	0	0	0
Source (on cash basis):			
Sales	0	0	0
Refinancing	0	0	0
Operations	0	0	0
Other	0	0	0
Amount remaining invested in program properties			96.70%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2003

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 45)

	For the Financial Statement period ended March 31,	
	2004	**2005**
Gross Revenues..	188,952	521,517
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	(258,419)	(1,067,071)
Operating Expenses (3)	(442,793)	(635,881)
Interest Expense	0	0
Depreciation (2)..	(32,122)	(133,300)
Net Income—GAAP Basis	(544,382)	(1,314,735)
Taxable Income from operations (4)...	(944,267)	(1,192,433)
gain on sale	0	0
Cash generated from operations (6)	(1,268,112)	532,093
Cash generated from sales...	0	0
Cash generated from refinancing...	0	0
Cash generated from operations, sales and refinancing	(1,268,112)	532,093
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(1,268,112)	532,093
Less: Special items (not including sales and refinancing)		
(identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(1,268,112)	532,093

Tax & Distribution Data	For the Tax Period ended December 31,		
Per $1,000 invested (7)	**2003**	**2004**	**2005**
Federal Income Tax Results			
Federal Credit (5)	9	55	72
State Credit	0	0	0
Ordinary Income (loss)	(24)	(34)	(51)
from operations	(24)	(34)	(51)
from recapture	0	0	0
Capital gain (loss)..	0	0	0
Cash Distributions to investors:			
Source (on GAAP basis)			
Investment income...	0	0	0
Return of capital...	0	0	0
Source (on cash basis):			
Sales	0	0	0
Refinancing...	0	0	0
Operations	0	0	0
Other...	0	0	0
Amount remaining invested in program properties			98.33%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2003

BOSTON CAPITAL TAX CREDIT FUND IV L.P. (Series 46)

	For the Financial Statement period ended March 31,	
	2004	**2005**
Gross Revenues	63,499	254,425
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	(81,632)	(385,946)
Operating Expenses (3)	(184,356)	(392,684)
Interest Expense	0	0
Depreciation (2)	(3,812)	(100,878)
Net Income—GAAP Basis	(206,301)	(625,083)
Taxable Income from operations (4)	(28,992)	(1,116,282)
gain on sale	0	0
Cash generated from operations (6)	(119,134)	(70,876)
Cash generated from sales	0	0
Cash generated from refinancing	0	0
Cash generated from operations, sales and refinancing	(119,134)	(70,876)
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(119,134)	(70,876)
Less: Special items (not including sales and refinancing)		
(identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(119,134)	(70,876)

Tax & Distribution Data	For the Tax Period ended December 31,		
Per $1,000 invested (7)	**2003**	**2004**	**2005**
Federal Income Tax Results			
Federal Credit (5)	0	24	73
State Credit	0	0	0
Ordinary Income (loss)	(1)	(41)	(41)
from operations	(1)	(41)	(41)
from recapture	0	0	0
Capital gain (loss)	0	0	0
Cash Distributions to investors:			
Source (on GAAP basis)			
Investment income	0	0	0
Return of capital	0	0	0
Source (on cash basis):			
Sales	0	0	0
Refinancing	0	0	0
Operations	0	0	0
Other	0	0	0
Amount remaining invested in program properties			99.57%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL TAX CREDIT FUND V L.P. (Series 47)

	For the Financial Statement period ended March 31,	
	2004	**2005**
Gross Revenues	3,814	207,493
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	0	(992,975)
Operating Expenses (3)	(26,315)	(677,933)
Interest Expense	0	0
Depreciation (2)	0	(51,236)
Net Income—GAAP Basis	(22,501)	(1,514,651)
Taxable Income from operations (4)	N/A	(1,061,479)
gain on sale	0	0
Cash generated from operations (6)	(4,075,224)	3,765,363
Cash generated from sales	0	0
Cash generated from refinancing	0	0
Cash generated from operations, sales and refinancing	(4,075,224)	3,765,363
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(4,075,224)	3,765,363
Less: Special items (not including sales and refinancing)		
(identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(4,075,224)	3,765,363

Tax & Distribution Data	For the Tax Period ended December 31,	
Per $1,000 invested (7)	**2004**	**2005**
Federal Income Tax Results		
Federal Credit (5)	9	54
State Credit	0	0
Ordinary Income (loss)	(31)	(88)
from operations	(31)	(88)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		99.10%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL TAX CREDIT FUND V L.P. (Series 48)

	For the Financial Statement period ended March 31,
	2005
Gross Revenues	92,821
Profit on sale of properties	0
Less:	
Losses from operating partnerships (1)	(213,922)
Operating Expenses (3)	(368,949)
Interest Expense	0
Depreciation (2)	(18,570)
Net Income—GAAP Basis	(508,620)
Taxable Income from operations (4)	(291,868)
gain on sale	0
Cash generated from operations (6)	(78,440)
Cash generated from sales	0
Cash generated from refinancing	0
Cash generated from operations, sales and refinancing	(78,440)
Less: Cash distributions to investors	
from operating cash flow	0
from sales and refinancing	0
from other	0
Cash generated (deficiency) after cash distributions	(78,440)
Less: Special items (not including sales and refinancing)	
(identify and quantify)	0
Cash generated (deficiency) after cash distributions and	
special items	(78,440)

Tax & Distribution Data	For the Tax Period ended December 31,	
Per $1,000 invested (7)	**2004**	**2005**
Federal Income Tax Results		
Federal Credit (5)	0	42
State Credit	0	0
Ordinary Income (loss)	(13)	(70)
from operations	(13)	(70)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		100%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening through March 31, 2005

PUBLIC OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL TAX CREDIT FUND V L.P. (Series 49)

	For the Financial Statement period ended March 31,
	2005
Gross Revenues	62,538
Profit on sale of properties	0
Less:	
Losses from operating partnerships (1)	0
Operating Expenses (3)	(204,155)
Interest Expense	0
Depreciation (2)	0
Net Income—GAAP Basis	(141,617)
Taxable Income from operations (4)	73,111
gain on sale	0
Cash generated from operations (6)	(3,918,703)
Cash generated from sales	0
Cash generated from refinancing	0
Cash generated from operations, sales and refinancing	(3,918,703)
Less: Cash distributions to investors	
from operating cash flow	0
from sales and refinancing	0
from other	0
Cash generated (deficiency) after cash distributions	(3,918,703)
Less: Special items (not including sales and refinancing)	
(identify and quantify)	0
Cash generated (deficiency) after cash distributions and	
special items	(3,918,703)

Tax & Distribution Data	For the Tax Period ended December 31,	
Per $1,000 invested (7)	2004	2005
Federal Income Tax Results		
Federal Credit (5)	0	14
State Credit	0	0
Ordinary Income (loss)	2	(17)
from operations	2	(17)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		100%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2001

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XVI, A LP

	For the Financial Statement period ended March 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Gross Revenues	0	150,951	380,080	72,942	64,280
Profit on sale of properties	0	0	0	0	0
Less:					
Losses from operating					
partnerships (1)	0	(488,361)	(3,762,301)	(3,232,759)	(3,593,874)
Operating Expenses (3)	(138,744)	(1,224,698)	(438,638)	(449,838)	(353,775)
Interest Expense	0	0	0	0	0
Depreciation (2)	(3,329)	(162,640)	(202,215)	(204,546)	(204,547)
Net Income—GAAP Basis	(142,073)	(1,724,748)	(4,023,074)	(3,814,201)	(4,087,916)
Taxable Income					
from operations (4)	0	(1,476,867)	(5,886,972)	(6,924,141)	(6,059,941)
gain on sale...	0	0	0	0	0
Cash generated from operations (6)..........	(518,583)	(2,329,774)	599,378	(498,750)	(432,831)
Cash generated from sales	0	0	0	0	0
Cash generated from refinancing	0	0	0	0	0
Cash generated from operations,					
sales and refinancing	(518,583)	(2,329,774)	599,378	(498,750)	(432,831)
Less: Cash distributions to investors					
from operating cash flow......................	0	0	0	0	0
from sales and refinancing....................	0	0	0	0	0
from other..	0	0	(147,151)	(123,455)	(67,968)
Cash generated (deficiency) after					
cash distributions	(518,583)	(2,329,774)	452,227	(622,205)	(500,799)
Less: Special items (not including					
sales and refinancing)					
(identify and quantify)	0	0	0	0	0
Cash generated (deficiency) after					
cash distributions and					
special items	(518,583)	(2,329,774)	452,227	(622,205)	(500,799)

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	**2001**	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results					
Federal Credit (5).................................	8	47	83	89	89
State Credit	0	0	0	0	0
Ordinary Income (loss)	(23)	(91)	(106)	(93)	(66)
from operations	(23)	(91)	(106)	(93)	(66)
from recapture	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis):					
Investment income	0	0	0	0	0
Return of capital	0	147,151	0	123,455	357,709
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other	0	0	0	0	0
Amount remaining invested in					
program properties					98.35%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2001

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XVII, A LP

	For the Financial Statement period ended March 31,			
	2002	2003	2004	2005
Gross Revenues	6,835	188,818	91,719	111,624
Profit on sale of properties	0	0	0	0
Less:				
Losses from operating partnerships (1)	(64,176)	(1,885,256)	(3,441,219)	(2,974,825)
Operating Expenses (3)	(450,876)	(689,019)	(336,865)	(272,255)
Interest Expense	0	0	0	0
Depreciation (2)	(27,110)	(169,500)	(167,120)	(167,152)
Net Income—GAAP Basis	(535,327)	(2,554,957)	(3,853,485)	(3,302,608)
Taxable Income				
from operations (4)	(99,027)	(3,763,282)	(4,841,234)	(5,433,021)
gain on sale	0	0	0	0
Cash generated from operations (6)	(1,416,294)	(1,136,789)	(209,145)	(208,119)
Cash generated from sales	0	0	0	0
Cash generated from refinancing	0	0	0	0
Cash generated from operations,				
sales and refinancing	(1,416,294)	(1,136,789)	(209,145)	(208,119)
Less: Cash distributions to investors				
from operating cash flow	0	0	0	0
from sales and refinancing	0	0	0	0
from other	0	0	(75,256)	0
Cash generated (deficiency) after				
cash distributions	(1,416,294)	(1,136,789)	(284,401)	(208,119)
Less: Special items (not including				
sales and refinancing)				
(identify and quantify)	0	0	0	0
Cash generated (deficiency) after cash				
distributions and special items	(1,416,294)	(1,136,789)	(284,401)	(208,119)

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	2001	2002	2003	2004	2005
Federal Income Tax Results					
Federal Credit (5)	1	13	69	89	90
State Credit	0	0	0	0	0
Ordinary Income (loss)	(16)	(67)	(93)	(104)	(73)
from operations	(16)	(67)	(93)	(104)	(73)
from recapture	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis)					
Investment income	0	0	0	0	0
Return of capital	0	0	75,256	0	280,000
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other	0	0	0	0	0
Amount remaining invested in					
program properties					98.11%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2001

THE CALIFORNIA CORORATE TAX CREDIT FUND V, A LP

	For the Financial Statement period ended March 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Gross Revenues	0	69,655	65,142	957	1,446
Profit on sale of properties	0	0	0	0	0
Less:					
Losses from operating partnerships (1)	0	(915,470)	(922,292)	(810,080)	(864,497)
Operating Expenses (3)	(13,046)	(127,188)	(93,715)	(102,981)	(103,648)
Interest Expense	0	0	0	0	0
Depreciation (2)	(784)	(14,088)	(20,452)	(20,452)	(5,939)
Net Income—GAAP Basis	(13,830)	(987,091)	(971,317)	(932,556)	(972,638)
Taxable Income					
from operations (4)	0	(498,834)	(1,442,326)	(878,385)	(909,135)
gain on sale	0	0	0	0	0
Cash generated from operations (6)	(65,414)	(79,160)	(7,416)	(55,727)	(33,875)
Cash generated from sales	0	0	0	0	0
Cash generated from refinancing	0	0	0	0	0
Cash generated from operations, sales and refinancing	(65,414)	(79,160)	(7,416)	(55,727)	(33,875)
Less: Cash distributions to investors					
from operating cash flow	0	0	0	0	0
from sales and refinancing	0	0	0	0	0
from other	0	0	(268,284)	0	0
Cash generated (deficiency) after cash distributions	(65,414)	(79,160)	(275,700)	(55,727)	(33,875)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0	0	0
Cash generated (deficiency) after cash distributions and special items	(65,414)	(79,160)	(275,700)	(55,727)	(33,875)

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	**2001**	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results					
Federal Credit (5)	27	65	66	66	66
State Credit	70	81	75	5	0
Ordinary Income (loss)	(28)	(79)	(48)	(50)	(45)
from operations	(28)	(79)	(48)	(50)	(45)
from recapture	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis)	0				0
Investment income	0	0	0	0	0
Return of capital	0	268,284	0	0	0
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other	0	0	0	0	0
Amount remaining invested in program properties					98.60%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2001

THE GEORGIA CORPORATE TAX CREDIT FUND II, A LP

	For the Financial Statement period ended March 31,			
	2002	**2003**	**2004**	**2005**
Gross Revenues	1,167	5,780	9,648	28,304
Profit on sale of properties	0	0	0	0
Less:				
Losses from operating partnerships (1)	0	(1,233,869)	(3,146,168)	(1,448,246)
Operating Expenses (3)	(122,105)	(578,368)	(173,580)	(100,848)
Interest Expense	0	0	0	0
Depreciation (2)	(9,784)	(72,161)	(101,047)	(101,047)
Net Income—GAAP Basis	(130,722)	(1,878,618)	(3,411,147)	(1,621,837)
Taxable Income				
from operations (4)	(15,786)	(1,359,982)	(3,264,693)	(2,025,248)
gain on sale	0	0	0	0
Cash generated from operations (6)	(161,016)	(1,209,307)	(172,155)	(102,628)
Cash generated from sales	0	0	0	0
Cash generated from refinancing	0	0	0	0
Cash generated from operations, sales and refinancing	(161,016)	(1,209,307)	(172,155)	(102,628)
Less: Cash distributions to investors				
from operating cash flow	0	0	0	0
from sales and refinancing	0	0	0	0
from other	0	(228,237)	0	0
Cash generated (deficiency) after cash distributions	(161,016)	(1,437,544)	(172,155)	(102,628)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0	0
Cash generated (deficiency) after cash distributions and special items	(161,016)	(1,437,544)	(172,155)	(102,628)

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	**2001**	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results					
Federal Credit (5)	0	2	38	49	89
State Credit	0	18	67	94	237
Ordinary Income (loss)	(3)	(34)	(119)	(74)	(136)
from operations	(3)	(34)	(119)	(74)	(136)
from recapture	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis)	0			0	0
Investment income	0	0	0	0	0
Return of capital	0	228,237	0	0	0
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other	0	0	0	0	0
Amount remaining invested in program properties					98.62%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2001

BOSTON CAPITAL MID-ATLANTIC CORPORATE TAX CREDIT FUND, A LP

	For the Financial Statement period ended March 31,			
	2002	2003	2004	2005
Gross Revenues	4,260	57,622	5,578	1,869
Profit on sale of properties	0	0	0	0
Less:				
Losses from operating partnerships (1)	(22,157)	(1,694,104)	(940,252)	(936,801)
Operating Expenses (3)	(227,874)	(73,508)	(71,497)	(53,168)
Interest Expense	0	0	0	0
Depreciation (2)	(30,767)	(43,969)	(43,002)	(43,002)
Net Income—GAAP Basis	(276,538)	(1,753,959)	(1,049,173)	(1,031,102)
Taxable Income				
from operations (4)	(73,832)	(1,744,113)	(1,503,979)	(1,390,018)
gain on sale	0	0	0	0
Cash generated from operations (6)	(863,771)	(30,451)	310,264	11,794
Cash generated from sales	0	0	0	0
Cash generated from refinancing	0	0	0	0
Cash generated from operations, sales				
and refinancing	(863,771)	(30,451)	310,264	11,794
Less: Cash distributions to investors				
from operating cash flow	0	0	0	0
from sales and refinancing	0	0	0	0
from other	0	(1,664,008)	0	(85,118)
Cash generated (deficiency) after				
cash distributions	(863,771)	(1,694,459)	310,264	(73,324)
Less: Special items (not including sales				
and refinancing) (identify and quantify)	0	0	0	0
Cash generated (deficiency) after cash				
distributions and special items	(863,771)	(1,694,459)	310,264	(73,324)

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	2001	2002	2003	2004	2005
Federal Income Tax Results					
Federal Credit (5)	0	50	90	90	90
State Credit	0	0	0	0	0
Ordinary Income (loss)	(5)	(139)	(120)	(111)	(86)
from operations	(5)	(139)	(120)	(111)	(86)
from recapture	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis)	0			0	
Investment income	0	0	0	0	0
Return of capital	0	1,835,678	0	85,118	0
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other	0	0	0	0	0
Amount remaining invested in					
program properties					98.72%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2001

DIRECT PLACEMENT OFFERINGS CLOSED DURING 2001

	For the Financial Statement period ended March 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Gross Revenues	565	49,231	75,629	71,614	17,599
Profit on sale of properties	0	0	0	0	0
Less:					
Losses from operating partnerships (1)	0	(49,647)	(646,592)	(1,022,687)	(1,410,292)
Operating Expenses (3)	(160,709)	(99,719)	(340,885)	(172,157)	(132,084)
Interest Expense	0	0	0	0	0
Depreciation (2)	(2,730)	(35,533)	(65,135)	(71,690)	(71,677)
Net Income—GAAP Basis	(162,874)	(135,668)	(976,983)	(1,194,920)	(1,596,454)
Taxable Income					
from operations (4)	0	(414,305)	(1,634,174)	(2,152,171)	(1,852,839)
gain on sale	0	0	0	0	0
Cash generated from operations (6)	(351,600)	(138,393)	(523,623)	(23,088)	(37,913)
Cash generated from sales	0	0	0	0	0
Cash generated from refinancing	0	0	0	0	0
Cash generated from operations, sales and refinancing	(351,600)	(138,393)	(523,623)	(23,088)	(37,913)
Less: Cash distributions to investors					
from operating cash flow	0	0	0	0	0
from sales and refinancing	0	0	0	0	0
from other	0	0	0	0	(122,462)
Cash generated (deficiency) after cash distributions	(351,600)	(138,393)	(523,623)	(23,088)	(160,375)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0	0	0
Cash generated (deficiency) after cash distributions and special items	(351,600)	(138,393)	(523,623)	(23,088)	(160,375)

Tax & Distribution Data	For the Tax period ended December 31,				
Per $1,000 invested (7)	**2001**	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results					
Federal Credit (5)	12	75	55	84	91
State Credit	0	0	0	0	0
Ordinary Income (loss)	(32)	(71)	(99)	(81)	(72)
from operations	(32)	(71)	(99)	(81)	(72)
from recapture	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0
Cash Distributions to investors:					
Source (on GAAP basis)					
Investment income	0	0	0	0	0
Return of capital	0	0	0	122,462	205,614
Source (on cash basis):					
Sales	0	0	0	0	0
Refinancing	0	0	0	0	0
Operations	0	0	0	0	0
Other	0	0	0	0	0
Amount remaining invested in program properties					97.82%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2002

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XVIII, A LP

	For the Financial Statement period ended March 31,		
	2003	**2004**	**2005**
Gross Revenues	120,918	610,441	202,579
Profit on sale of properties	0	0	0
Less:			
Losses from operating partnerships (1)	(380,830)	(4,603,196)	(6,523,104)
Operating Expenses (3)	(1,009,290)	(1,757,155)	(776,576)
Interest Expense	0	0	0
Depreciation (2)	(81,089)	(407,636)	(405,886)
Net Income—GAAP Basis	(1,350,291)	(6,157,546)	(7,502,987)
Taxable Income			
from operations (4)	(631,738)	(7,458,357)	(10,425,164)
gain on sale	0	0	0
Cash generated from operations (6)	(288,330)	(4,960,169)	(321,153)
Cash generated from sales	0	0	0
Cash generated from refinancing	0	0	0
Cash generated from operations, sales and refinancing	(288,330)	(4,960,169)	(321,153)
Less: Cash distributions to investors			
from operating cash flow	0	0	0
from sales and refinancing	0	0	0
from other	(372,964)	0	(148,770)
Cash generated (deficiency) after cash distributions	(661,294)	(4,960,169)	(469,923)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0
Cash generated (deficiency) after cash distributions and special items	(661,294)	(4,960,169)	(469,923)

Tax & Distribution Data	For the Tax period ended December 31,			
Per $1,000 invested (7)	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results				
Federal Credit (5)	1	44	75	74
State Credit	0	0	0	0
Ordinary Income (loss)	(7)	(59)	(83)	(59)
from operations	(7)	(59)	(83)	(59)
from recapture	0	0	0	0
Capital gain (loss)	0	0	0	0
Cash Distributions to investors:				
Source (on GAAP basis):				
Investment income	0	0	0	0
Return of capital	0	372,964	148,770	1,745,615
Source (on cash basis):				
Sales	0	0	0	0
Refinancing	0	0	0	0
Operations	0	0	0	0
Other	0	0	0	0
Amount remaining invested in program properties				96.44%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2002

DIRECT PLACEMENT OFFERINGS CLOSED DURING 2002

	For the Financial Statement period ended March 31,			
	2002	**2003**	**2004**	**2005**
Gross Revenues	127	13,989	20,902	127,840
Profit on sale of properties	0	0	0	0
Less:				
Losses from operating partnerships (1)..................	0	(828,043)	(4,181,654)	(8,079,420)
Operating Expenses (3)	(43,466)	(1,007,254)	(752,897)	(1,331,327)
Interest Expense	0	0	0	(505,985)
Depreciation (2)	(3,169)	(110,803)	(178,314)	(264,989)
Net Income—GAAP Basis	(46,508)	(1,932,111)	(5,091,963)	(10,053,881)
Taxable Income				
from operations (4)	0	(1,296,288)	(4,880,886)	(9,700,220)
gain on sale..	0	0	0	0
Cash generated from operations (6)..........................	(208,978)	(2,046,776)	(811,618)	(1,190,867)
Cash generated from sales	0	0	0	0
Cash generated from refinancing	0	0	0	0
Cash generated from operations, sales and refinancing..	(208,978)	(2,046,776)	(811,618)	(1,190,867)
Less: Cash distributions to investors				
from operating cash flow..	0	0	0	0
from sales and refinancing......................................	0	0	0	0
from other	0	0	(144,302)	(166,536)
Cash generated (deficiency) after cash distributions..	(208,978)	(2,046,776)	(955,920)	(1,357,403)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0	0
Cash generated (deficiency) after cash distributions and special items	(208,978)	(2,046,776)	(955,920)	(1,357,403)

Tax & Distribution Data	For the Tax period ended December 31,			
Per $1,000 invested (7)	**2002**	**2003**	**2004**	**2005**
Federal Income Tax Results				
Federal Credit (5)	10	39	60	76
State Credit...	0	0	4	13
Ordinary Income (loss)..	(27)	(56)	(71)	(85)
from operations..	(27)	(56)	(71)	(85)
from recapture	0	0	0	0
Capital gain (loss)	0	0	0	0
Cash Distributions to investors:				
Source (on GAAP basis)				
Investment income	0	0	0	0
Return of capital	0	144,302	98,338	1,480,779
Source (on cash basis):				
Sales..	0	0	0	0
Refinancing...	0	0	0	0
Operations...	0	0	0	0
Other	0	0	0	0
Amount remaining invested in program properties				97.11%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2003

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XIX, A LP

	For the Financial Statement period ended March 31,	
	2004	2005
Gross Revenues	6,484	34,650
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	(24,658)	(2,886,148)
Operating Expenses (3)	(1,906,760)	(518,422)
Interest Expense	0	0
Depreciation (2)	(124,350)	(327,990)
Net Income—GAAP Basis	(2,049,284)	(3,697,910)
Taxable Income		
from operations (4)	(539,612)	(7,393,682)
gain on sale	0	0
Cash generated from operations (6)	(4,017,260)	(587,781)
Cash generated from sales	0	0
Cash generated from refinancing	0	0
Cash generated from operations, sales and refinancing	(4,017,260)	(587,781)
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(4,017,260)	(587,781)
Less: Special items (not including sales and refinancing)		
(identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(4,017,260)	(587,781)

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31,		
	2003	2004	2005
Federal Income Tax Results			
Federal Credit (5)	1	16	69
State Credit	0	0	0
Ordinary Income (loss)	(6)	(78)	(37)
from operations	(6)	(78)	(37)
from recapture	0	0	0
Capital gain (loss)	0	0	0
Cash Distributions to investors:			
Source (on GAAP basis):			
Investment income	0	0	0
Return of capital	0	0	375,000
Source (on cash basis):			
Sales	0	0	0
Refinancing	0	0	0
Operations	0	0	0
Other	0	0	0
Amount remaining invested in program properties			97.82%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2003

DIRECT PLACEMENT OFFERINGS CLOSED DURING 2003

	For the Financial Statement period ended March 31,		
	2003	2004	2005
Gross Revenues	1,536	94,859	33,745
Profit on sale of properties	0	0	0
Less:			
Losses from operating partnerships (1)	0	(297,903)	(1,425,280)
Operating Expenses (3)	(76,606)	(523,877)	(402,561)
Interest Expense	0	(319,567)	0
Depreciation (2)	(4,552)	(104,362)	(152,119)
Net Income—GAAP Basis	(79,622)	(1,150,850)	(1,946,215)
Taxable Income			
from operations (4)	0	(867,081)	(3,291,915)
gain on sale	0	0	0
Cash generated from operations (6)	(423,269)	(1,066,403)	(548,210)
Cash generated from sales	0	0	0
Cash generated from refinancing	0	0	0
Cash generated from operations, sales and refinancing	(423,269)	(1,066,403)	(548,210)
Less: Cash distributions to investors			
from operating cash flow	0	0	0
from sales and refinancing	0	0	0
from other	0	0	0
Cash generated (deficiency) after cash distributions	(423,269)	(1,066,403)	(548,210)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0	0
Cash generated (deficiency) after cash distributions and special items	(423,269)	(1,066,403)	(548,210)

Tax & Distribution Data	For the Tax period ended December 31,		
Per $1,000 invested (7)	2003	2004	2005
Federal Income Tax Results			
Federal Credit (5)	2	27	33
State Credit	2	51	60
Ordinary Income (loss)	(14)	(46)	(54)
from operations	(14)	(46)	(54)
from recapture	0	0	0
Capital gain (loss)	0	0	0
Cash Distributions to investors:			
Source (on GAAP basis)			
Investment income	0	0	0
Return of capital	0	0	1,381,636
Source (on cash basis):			
Sales	0	0	0
Refinancing	0	0	0
Operations	0	0	0
Other	0	0	0
Amount remaining invested in program properties			97.19%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XX, A LP

	For the Financial Statement period ended March 31,	
	2004	**2005**
Gross Revenues	739	38,889
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	0	(1,180,137)
Operating Expenses (3)	(337,179)	(477,306)
Interest Expense	0	0
Depreciation (2)	(8,725)	(108,610)
Net Income—GAAP Basis	(345,165)	(1,727,164)
Taxable Income from operations (4)	0	(1,794,687)
gain on sale	0	0
Cash generated from operations (6)	(1,174,157)	(444,185)
Cash generated from sales	0	0
Cash generated from refinancing	0	0
Cash generated from operations, sales and refinancing	(1,174,157)	(444,185)
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(1,174,157)	(444,185)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(1,174,157)	(444,185)

	For the Tax period ended December 31,	
Tax & Distribution Data		
Per $1,000 invested (7)	**2004**	**2005**
Federal Income Tax Results		
Federal Credit (5)	8	60
State Credit	0	0
Ordinary Income (loss)	(61)	(69)
from operations	(61)	(69)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		99.82%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XX-A, A LP

	For the Financial Statement period ended March 31,	
	2004	**2005**
Gross Revenues	7,995	189,835
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	0	(1,077,456)
Operating Expenses (3)	(591,957)	(844,845)
Interest Expense	0	0
Depreciation (2)	(14,784)	(184,347)
Net Income—GAAP Basis	(598,746)	(1,916,813)
Taxable Income from operations (4)	0	(1,538,298)
gain on sale	0	0
Cash generated from operations (6)	(2,091,942)	(383,441)
Cash generated from sales	0	0
Cash generated from refinancing	0	0
Cash generated from operations, sales and refinancing	(2,091,942)	(383,441)
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(2,091,942)	(383,441)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(2,091,942)	(383,441)

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31,	
	2004	**2005**
Federal Income Tax Results		
Federal Credit (5)	7	56
State Credit	0	0
Ordinary Income (loss)	(30)	(58)
from operations	(30)	(58)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		98.96%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XXI, A LP

	For the Financial Statement period ended March 31, 2005
Gross Revenues..	80,397
Profit on sale of properties	
Less:	
Losses from operating partnerships (1)	(2,276,983)
Operating Expenses (3)..	(2,634,703)
Interest Expense	0
Depreciation (2)..	(348,339)
Net Income—GAAP Basis	(5,179,628)
Taxable Income from operations (4)..	(474,821)
gain on sale	0
Cash generated from operations (6)	(6,876,239)
Cash generated from sales	0
Cash generated from refinancing	0
Cash generated from operations, sales and refinancing	(6,876,239)
Less: Cash distributions to investors	
from operating cash flow	0
from sales and refinancing	0
from other	0
Cash generated (deficiency) after cash distributions	(6,876,239)
Less: Special items (not including sales and	
refinancing) (identify and quantify)...	0
Cash generated (deficiency) after cash	
distributions and special items	(6,876,239)

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31,	
	2004	2005
Federal Income Tax Results		
Federal Credit (5)...	4	29
State Credit	0	0
Ordinary Income (loss)	(5)	(52)
from operations	(5)	(52)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	312,954
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		99.54%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XXII, A LP

	For the Financial Statement period ended March 31, 2005
Gross Revenues	61,532
Profit on sale of properties	0
Less:	
Losses from operating partnerships (1)	(23,414)
Operating Expenses (3)	(527,583)
Interest Expense	0
Depreciation (2)	(120,538)
Net Income—GAAP Basis	(610,003)
Taxable Income from operations (4)	(51,932)
gain on sale	0
Cash generated from operations (6)	(3,437,726)
Cash generated from sales	0
Cash generated from refinancing	0
Cash generated from operations, sales and refinancing	(3,437,726)
Less: Cash distributions to investors	
from operating cash flow	0
from sales and refinancing	0
from other	0
Cash generated (deficiency) after cash distributions	(3,437,726)
Less: Special items (not including sales and refinancing) (identify and quantify)	0
Cash generated (deficiency) after cash distributions and special items	(3,437,726)

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31,	
	2004	2005
Federal Income Tax Results		
Federal Credit (5)	0	12
State Credit	0	0
Ordinary Income (loss)	(1)	(28)
from operations	(1)	(28)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		99.84%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XXIII, A LP

	For the Financial Statement period ended March 31, 2005
Gross Revenues..	0
Profit on sale of properties	0
Less:	
Losses from operating partnerships (1)	0
Operating Expenses (3)...	(100,907)
Interest Expense	0
Depreciation (2)...	(7,606)
Net Income—GAAP Basis	(108,513)
Taxable Income from operations (4)	
gain on sale	0
Cash generated from operations (6)	1,089,121
Cash generated from sales	0
Cash generated from refinancing	0
Cash generated from operations, sales and refinancing	1,089,121
Less: Cash distributions to investors	
from operating cash flow	0
from sales and refinancing	0
from other	0
Cash generated (deficiency) after cash distributions	1,089,121
Less: Special items (not including sales and	
refinancing) (identify and quantify)..	0
Cash generated (deficiency) after cash	
distributions and special items	1,089,121

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31, 2005
Federal Income Tax Results	
Federal Credit (5)	4
State Credit	0
Ordinary Income (loss)	(0)
from operations..	(0)
from recapture..	0
Capital gain (loss)...	0
Cash Distributions to investors:	
Source (on GAAP basis)	
Investment income	0
Return of capital	0
Source (on cash basis):	
Sales...	0
Refinancing	0
Operations..	0
Other	0
Amount remaining invested in program properties	100.00%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XXIII-A, A LP

	For the Financial Statement period ended March 31, 2005
Gross Revenues	0
Profit on sale of properties	0
Less:	
Losses from operating partnerships (1)	0
Operating Expenses (3)	(105,195)
Interest Expense	0
Depreciation (2)	(7,979)
Net Income—GAAP Basis	(113,174)
Taxable Income from operations (4)	
gain on sale	0
Cash generated from operations (6)	2,947,749
Cash generated from sales	0
Cash generated from refinancing	0
Cash generated from operations, sales and refinancing	2,947,749
Less: Cash distributions to investors	
from operating cash flow	0
from sales and refinancing	0
from other	0
Cash generated (deficiency) after cash distributions	2,947,749
Less: Special items (not including sales and	
refinancing) (identify and quantify)	0
Cash generated (deficiency) after cash	
distributions and special items	2,947,749

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31, 2005
Federal Income Tax Results	
Federal Credit (5)	28
State Credit	0
Ordinary Income (loss)	(18)
from operations	(18)
from recapture	0
Capital gain (loss)	0
Cash Distributions to investors:	
Source (on GAAP basis)	
Investment income	0
Return of capital	0
Source (on cash basis):	
Sales	0
Refinancing	0
Operations	0
Other	0
Amount remaining invested in program properties	100.00%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2004

DIRECT PLACEMENT OFFERINGS CLOSED DURING 2004

	For the Financial Statement period ended March 31,	
	2004	**2005**
Gross Revenues	460	5,921
Profit on sale of properties	0	0
Less:		
Losses from operating partnerships (1)	0	(42,953)
Operating Expenses (3)	(128,291)	(81,396)
Interest Expense	0	0
Depreciation (2)	(4,937)	(24,109)
Net Income—GAAP Basis	(132,768)	(142,537)
Taxable Income from operations (4)	0	0
gain on sale	0	(125,029)
Cash generated from operations (6)	(126,026)	0
Cash generated from sales	0	(225,595)
Cash generated from refinancing	0	0
Cash generated from operations, sales and refinancing	(126,026)	(225,595)
Less: Cash distributions to investors		
from operating cash flow	0	0
from sales and refinancing	0	0
from other	0	0
Cash generated (deficiency) after cash distributions	(126,026)	(225,595)
Less: Special items (not including sales and refinancing) (identify and quantify)	0	0
Cash generated (deficiency) after cash distributions and special items	(126,026)	(225,595)

Tax & Distribution Data	For the Tax period ended December 31,	
Per $1,000 invested (7)	**2004**	**2005**
Federal Income Tax Results		
Federal Credit (5)	0	5
State Credit	8	34
Ordinary Income (loss)	(13)	(65)
from operations	(13)	(65)
from recapture	0	0
Capital gain (loss)	0	0
Cash Distributions to investors:		
Source (on GAAP basis)		
Investment income	0	0
Return of capital	0	0
Source (on cash basis):		
Sales	0	0
Refinancing	0	0
Operations	0	0
Other	0	0
Amount remaining invested in program properties		99.14%

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2005

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XXIV, A LP

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31, 2005
Federal Income Tax Results	
Federal Credit (5)	0
State Credit	0
Ordinary Income (loss)	(3)
from operations	(3)
from recapture	0
Capital gain (loss)	0
Cash Distributions to investors:	
Source (on GAAP basis)	
Investment income	0
Return of capital	0
Source (on cash basis):	
Sales	0
Refinancing	0
Operations	0
Other	0
Amount remaining invested in program properties	100.00%

Boston Capital Corporate Tax Credit Fund XXIV had not commenced operations as of March 31, 2005, therefore, it does not have audited Financial Statement information to report.

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2005

BOSTON CAPITAL CORPORATE TAX CREDIT FUND XXV

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31, 2005
Federal Income Tax Results	
Federal Credit (5)	0
State Credit	0
Ordinary Income (loss)	(1)
from operations	(1)
from recapture	0
Capital gain (loss)	0
Cash Distributions to investors:	
Source (on GAAP basis)	
Investment income	0
Return of capital	0
Source (on cash basis):	
Sales	0
Refinancing	0
Operations	0
Other	0
Amount remaining invested in program properties	100.00%

Boston Capital Corporate Tax Credit Fund XXV had not commenced operations as of March 31, 2005, therefore, it does not have audited Financial Statement information to report.

TABLE III

OPERATING RESULTS OF PRIOR LIMITED PARTNERSHIPS

From Opening Through March 31, 2005

CORPORATE OFFERINGS CLOSED DURING 2005

DIRECT PLACEMENT OFFERINGS CLOSED DURING 2005

Tax & Distribution Data Per $1,000 invested (7)	For the Tax period ended December 31, 2005
Federal Income Tax Results	
Federal Credit (5)	0
State Credit	0
Ordinary Income (loss)	(1)
from operations..	(1)
from recapture..	0
Capital gain (loss)...	0
Cash Distributions to investors:	
Source (on GAAP basis)	
Investment income	0
Return of capital	0
Source (on cash basis):	
Sales	0
Refinancing	0
Operations	0
Other	0
Amount remaining invested in program properties	100.00%

Operating results of one investment partnership are included in Direct Placements closed during 2005.

Boston Capital Direct Placement Offering closed during 2005 had not commenced operations as of March 31, 2005, therefore, it does not have audited Financial Statement information to report.

NOTES TO TABLE III

Note 1: This figure represents the GAAP income (loss) allocable to the public investment partnerships from their investment in operating partnerships. The GAAP income (loss) is gross rental income less ordinary operating expenses, interest expense, depreciation and certain non-recurring fees, such as loan guarantee fees, lease-up fees and partnership management fees paid by the operating partnerships.

Note 2: This figure represents amortization of one or more of the following costs; acquisitions costs which are amortized over the expected life of the buildings; partnership management fees which are amortized over the expected life of the fund; and investor service fees which are amortized over the expected number of years to service collection of investor installments. Public funds only incur acquisitions costs, while corporate funds incur acquisition costs, partnership management fees and investor service fees.

Note 3: Operating expenses consist of investor service costs and legal and accounting fees of the investment partnerships and expenses paid from equity which includes partnership management fees, initial investor service fees and capital commitment fees reported on an accrual basis.

Note 4: The taxable income (losses) for the investment partnerships represent losses from Operating Partnerships which in turn consist substantially of depreciation and mortgage interest.

Note 5: Federal credits include low-income housing tax credits and historic tax credits.

Note 6: Cash generated from operations is the net income (loss), net of non-cash expenses, adjusted for changes in accounts receivable and payable and distributions received from the operating partnerships.

Note 7: Federal low-income housing tax credits and historic tax credits and taxable income (loss), per $1,000 invested represents the limited partners' allocable share of such items divided by the capital contributed by the limited partners divided by $1,000. This information is presented on a Tax basis and not a GAAP basis.

Note 8: The information provided in the tables labeled "Tax & Distribution Data per $1,000 invested on a Tax Basis" is through the period December 31, 2005.

TABLE III-A

Table III-A summarizes the Actual Tax Credit results during the period January 1, 1988 through December 31, 2005, of the five public partnerships and 54 private partnerships sponsored by our affiliates. The Actual Tax Credits represent annual tax credits as a percentage of capital invested by an investor. The percentage is calculated by dividing the amount of tax credits received for the period by the amount of capital invested. For example, for each dollar invested in BCTC 1, the investor received approximately $0.1096 of tax credits in 1989. Likewise, the headings "Cumulative" and "Overall Tax Credit Objective" represent cumulative tax credits as a percentage of capital invested by an investor.

Public Partnerships

Program	Equity Raised	Final Closing Date	1988	1989	1990[1]	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Cumu-lative (%)	Cumulative time invested thru 2005	Overall Tax Credit Objective (%)
BCTC 1	12,999,000	Dec. 1988	1.00	10.96	21.81	14.02	14.01	14.05	14.01	14.01	14.01	14.02	11.94	1.10	-1.45	0.00	0.00	0.00	0.00	0.00	143.49	17 yrs.	130-150
BCTC 2 (CA)[2]	8,303,000	Apr. 1989		4.15	24.78	29.17	26.75	16.91	10.96	10.43	10.12	10.12	10.12	9.58	3.56	0.92	0.56	0.56	0.51	0.19	169.39	16 yrs. 8 mos.	170
BCTC 3	28,822,000	May 1989		11.99	18.46	12.72	12.66	12.80	12.80	12.73	12.73	12.72	12.37	5.97	0.52	0.44	0.44	0.44	0.37	0.00	140.16	16 yrs. 7 mos.	130-150
BCTC 4	29,788,160	Jun. 1989		7.74	17.16	13.58	12.32	12.57	12.24	12.24	12.25	12.26	12.26	9.50	0.44	0.00	0.00	0.00	0.00	0.14	134.70	16 yrs. 6 mos.	130-150
BCTC 5 (CA)[2]	4,899,000	Jul. 1989		7.03	24.18	24.93	21.29	15.02	11.01	10.59	10.30	10.30	9.98	9.53	1.85	.083	0.06	0.48	0.48	0.16	158.02	16 yrs. 5 mos.	150-170
BCTC 6	12,935,780	Sept. 1989		2.91	15.21	14.56	13.15	12.99	12.91	12.90	13.47	12.71	12.72	11.33	2.84	0.25	0.16	0.15	0.15	0.00	138.41	16 yrs. 3 mos.	130-150
BCTC II 7.......	10,361,000	Dec. 1989		6.16	11.70	16.93	11.78	11.96	12.04	12.04	12.04	12.04	12.04	7.08	5.07	2.97	0.42	0.18	0.17	0.00	134.62	16 yrs.	130-140
BCTC II 9.......	41,574,018	May 1990			9.30	11.34	11.68	12.39	13.30	13.56	13.67	13.67	13.56	12.63	8.06	2.69	2.26	1.54	0.45	0.14	140.24	15 yrs. 7 mos.	130-150
BCTC II 10.....	24,288,998	Aug. 1990			3.10	10.24	11.85	13.97	14.47	14.62	14.60	14.60	14.43	13.06	11.39	3.96	2.05	0.39	0.22	0.03	142.98	15 yrs. 4 mos.	130-150
BCTC II 11.....	24,735,003	Dec. 1990			4.50	7.78	12.13	12.67	13.16	13.20	13.20	13.20	13.15	13.11	12.39	6.33	1.01	0.58	0.16	0.03	136.60	15 yrs.	130-150
BCTC II 12.....	29,710,003	May 1991				4.70	10.91	11.98	14.12	14.61	14.58	14.62	14.59	14.56	14.52	9.57	3.56	2.80	0.55	0.07	145.74	14 yrs. 7 mos.	140-160
BCTC II 14.....	55,728,996	Dec. 1991				3.80	8.79	12.32	13.83	14.23	14.33	14.35	14.18	14.14	13.94	12.55	4.83	1.71	0.46	0.26	143.72	14 yrs.	140-160
BCTC III 15....	38,705,000	Jun. 1992					3.10	9.07	13.22	14.29	14.65	14.69	14.66	14.56	14.54	14.54	11.43	5.52	1.42	0.47	146.16	13 yrs. 6 mos.	140-160
BCTC III 16....	54,293,000	Dec. 1992					1.40	4.36	8.56	13.75	14.05	14.00	14.00	14.00	14.00	13.99	13.97	11.38	5.56	0.21	143.23	13 yrs.	140-160
BCTC III 17....	50,000,000	May 1993						3.14	8.21	13.42	13.97	13.97	13.97	13.97	13.61	13.49	13.46	12.72	5.39	0.52	139.84	12 yrs. 7 mos.	140-160
BCTC III 18....	36,162,000	Oct. 1993						0.07	7.18	12.67	13.31	13.34	13.34	13.32	13.34	13.34	13.35	13.26	10.58	1.93	139.03	12 yrs. 2 mos.	140-160
BCTC III 19....	40,800,000	Dec. 1993						0.00	1.82	10.10	12.45	13.28	13.33	13.33	13.33	13.33	13.33	13.33	12.77	4.36	134.76	12 yrs.	140-160
BCTC IV 20....	38,667,000	Jun. 1994							2.10	8.29	13.24	13.30	13.32	13.32	13.32	13.32	13.32	12.15	10.88	4.68	131.24	11 yrs. 6 mos.	130-150
BCTC IV 21....	18,927,000	Sept. 1994							0.00	3.43	9.07	11.34	11.90	12.03	12.09	12.06	12.05	12.06	12.07	8.76	116.86	11 yrs. 3 mos.	130-150
BCTC IV 22....	25,644,000	Dec. 1994							0.00	4.59	10.28	11.95	12.54	12.65	12.63	12.63	12.48	12.59	12.59	8.82	123.75	11 yrs.	130-150
BCTC IV 23....	33,366,000	Jun. 1995								2.50	8.97	12.88	13.10	13.10	13.10	13.10	13.10	13.10	13.07	11.85	127.87	10 yrs. 6 mos.	130-150
BCTC IV 24....	21,697,000	Sept. 1995								1.36	5.03	11.21	12.75	12.76	12.72	12.75	12.76	11.81	11.51	11.09	115.75	10 yrs. 3 mos.	130-150
BCTC IV 25....	30,248,000	Dec. 1995								0.00	1.34	10.77	12.52	12.28	12.52	12.37	12.37	12.37	12.40	12.21	111.15	10 yrs.	130-150
BCTC IV 26....	39,959,000	Jun. 1996									2.10	5.90	10.04	11.34	11.83	11.82	11.82	11.80	11.80	11.80	100.25	9 yrs. 6 mos.	120-140
BCTC IV 27....	24,607,000	Sept. 1996									0.74	2.01	6.85	9.82	11.29	11.40	11.40	11.40	11.40	11.40	87.71	9 yrs. 3 mos.	120-140
BCTC IV 28....	39,999,000	Jan. 1997									0.00	0.66	4.90	8.80	10.44	10.47	10.53	10.50	10.51	10.51	77.32	8 yrs. 11 mos.	120-140

Program	Equity Raised	Final Closing Date	1988	1989	1990[1]	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Cumulative (%)	Cumulative time invested thru 2005	Overall Tax Credit Objective (%)
BCTC IV 29....	39,918,000	Jun. 1997										1.98	4.92	8.39	10.76	10.79	10.79	10.79	10.78	9.75	78.95	8 yrs. 6 mos.	110-130
BCTC IV 30....	26,490,750	Sept. 1997										0.13	1.93	7.49	10.25	10.61	10.57	10.59	10.64	10.62	72.83	8 yrs. 3 mos.	110-130
BCTC IV 31....	44,057,750	Jan. 1998										0.06	2.83	8.05	10.29	10.34	10.32	10.34	10.34	10.34	72.91	7 yrs. 11 mos.	110-130
BCTC IV 32....	47,431,000	Jun. 1998											2.08	4.11	8.87	10.24	10.35	10.10	9.83	9.35	64.93	7 yrs. 6 mos.	100-120
BCTC IV 33....	26,362,000	Sept. 1998											1.95	3.66	9.40	10.32	10.50	10.16	9.62	8.75	64.36	7 yrs. 3 mos.	100-120
BCTC IV 34....	35,273,000	Feb. 1999											0.00	1.60	7.89	9.79	9.79	9.79	9.79	9.79	58.44	6 yrs. 10 mos.	100-120
BCTC IV 35....	33,004,625	Jun. 1999												0.39	3.95	8.79	9.54	9.67	9.67	9.67	51.68	6 yrs. 6 mos.	100-110
BCTC IV 36....	21,068,375	Sept. 1999												0.15	6.39	9.87	9.80	9.78	9.78	9.47	55.24	6 yrs. 3 mos.	100-110
BCTC IV 37....	25,125,000	Jan. 2000												0.00	1.37	7.13	9.10	9.67	9.66	9.66	46.59	5 yrs. 11 mos.	100-110
BCTC IV 38....	25,431,000	Jul. 2000													1.08	4.49	9.18	9.57	9.55	9.38	43.25	5 yrs. 5 mos.	95-100
BCTC IV 39....	22,921,000	Jan. 2001														2.20	8.36	9.30	9.28	9.28	38.42	4 yrs. 11 mos.	95-100
BCTC IV 40....	26,269,250	Jul. 2001														1.45	8.00	9.49	9.43	9.24	37.61	4 yrs. 5 mos.	95-100
BCTC IV 41....	28,916,260	Jan. 2002														0.03	4.47	10.37	10.96	9.71	35.54	3 yrs. 11 mos.	95-100
BCTC IV 42....	27,442,620	Jul. 2002															1.63	8.10	9.47	9.95	29.15	3 yrs. 5 mos.	97.5-102.5
BCTC IV 43....	36,379,870	Dec. 2002															0.42	4.54	8.63	9.15	22.74	3 yrs.	97.5-102.5
BCTC IV 44....	27,019,730	Apr. 2003																2.44	6.69	7.63	16.76	2 yrs. 8 mos.	97.5-102.5
BCTC IV 45....	40,143,670	Sep. 2003																0.90	5.54	7.21	13.65	2 yrs. 3 mos.	95-102
BCTC IV 46....	29,809,980	Dec. 2003																	2.38	7.32	9.70	2 yrs.	97.5-102.5
BCTC V 47.....	34,783,340	Apr. 2004																	0.90	5.41	6.31	1 yr. 8 mos.	97.5-102.5
BCTC V 48.....	22,993,720	Jul. 2004																	0.00	4.23	4.23	1 yr. 5 mos.	97.5-102.5
BCTC V 49[5]...	59,999,491	Apr. 2005																		1.19	1.14-1.52	8 mos.	95-97
Total..........	$1,458,059,389																						

Private Partnerships

Program	Equity Raised[6]	Final Closing Date	Annual Tax Credits (as% of Capital Invested)[4][5][7]													Cumu-lative %	Cumulative time invested thru 2005	Overall Tax Credit Objective %
			1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005			
BCCTC	$100,000,000	Feb 93	6.22	12.40	15.25	16.12	16.46	16.40	16.40	16.35	16.21	15.60	11.93	4.53	1.50	165.37	11 yrs. 10 mos.	169
BCCTC II	$36,500,000	Nov 93	0.01	6.35	12.68	15.57	16.02	16.03	16.04	15.98	16.02	16.02	16.01	10.83	2.34	159.90	11 yrs. 1 mo.	157
BCCTC III	$96,500,000	Dec 94		0.01	5.34	12.60	14.57	14.60	14.64	14.44	14.21	14.39	14.05	14.19	9.95	142.99	10 yrs.	152
BCCTC IV	$67,183,310	Sept 95			0.43	6.55	13.08	15.11	15.40	15.42	15.42	15.40	15.23	15.20	14.89	142.12	9 yrs. 3 mos.	151
BCCTC V	$56,640,355	June 96				3.44	5.25	12.01	12.75	13.15	13.15	13.06	13.12	13.12	13.22	112.28	8 yrs. 6 mos.	141
BCCTC VI	$42,563,100	Nov 96				0	3.68	11.14	13.20	13.41	13.41	13.31	13.38	13.54	13.52	108.59	8 yrs. 1 mo.	135
BCCTC VII	$52,100,000	Apr 97				0	1.99	9.25	13.00	13.36	13.35	13.41	13.33	12.77	13.16	103.62	7 yrs. 8 mos.	130
BCCTC VIII	$69,964,760	June 97					0.27	7.26	11.57	12.18	12.35	12.41	12.23	12.44	12.29	93.00	7 yrs. 6 mos.	129
BCCTC IX	$70,500,000	Oct 97					0.07	10.06	10.93	10.68	11.54	11.76	11.53	11.49	11.39	89.46	7 yrs. 2 mos.	121
CA 1997	$26,130,000	Feb 98					0.00	3.77	13.40	14.30	14.10	10.75	9.89	9.89	10.01	86.11	6 yrs. 10 mos.	117
BCCTC X	$45,286,500	Apr 98						7.26	8.02	10.68	10.76	10.59	10.60	10.59	10.48	78.99	6 yrs. 8 mos.	115
BCCTC XI	$64,111,121	Jan 99						.09	4.69	10.57	11.64	11.75	11.69	11.75	11.81	73.99	5 yrs. 11 mos.	115
CA II	$38,793,558	Feb 99						.38	6.14	14.88	15.03	11.26	9.68	9.68	9.77	76.83	5 yrs. 10 mos.	113
BCDP 1998	$8,632,205	Nov 98						0.00	1.65	11.66	14.17	14.17	14.17	14.31	14.31	84.44	6 yrs. 1 mo.	116
BCCTC XII	$66,036,000	Mar 99							1.38	8.49	11.93	11.10	11.07	11.14	11.03	66.14	5 yrs. 9 mos.	112
BCCTC XIV	$70,693,086	Dec 99							.17	4.84	10.70	10.95	10.98	11.07	10.40	59.11	5 yrs.	110
CA III	$55,714,846	Sep 99							.76	7.53	13.95	13.69	11.04	9.73	9.82	66.52	5 yrs. 3 mos.	110
BCCTC XV	$69,174,992	Feb 01								2.91	8.50	10.75	10.76	10.63	9.66	53.20	3 yrs. 10 mos.	105
CA IV	$26,787,354	Mar 00								.17	7.29	10.36	10.28	10.26	10.27	48.63	4 yrs. 9 mos.	105
TX	$29,590,109	Dec 00								.02	6.96	10.21	10.47	10.48	10.58	48.72	4 yrs.	106
BCDP 2000	$142,126,374	N/A								.46	2.55	8.13	10.51	11.14	11.90	44.68	N/A	109
BCCTC XVI	$64,368,800	Aug 01									1.23	5.74	10.12	11.08	11.00	39.17	3 yrs. 4 mos.	109
CA V	$18,041,943	Jul 01									11.75	17.85	17.31	8.77	8.12	63.80	3 yrs. 5 mos.	110
CA VI	$9,524,981	Oct 01									4.32	10.49	10.25	10.25	10.36	45.67	3 yrs. 2 mos.	103
GA I	$34,733,437	Jan 01									1.41	14.09	17.50	17.59	17.57	68.16	3 yrs. 11 mos.	178
BCDP 2001	$22,741,449	N/A									3.79	5.18	6.74	10.18	11.22	37.11	N/A	110
BCCTC XVII....	$51,787,864	Apr 02										1.64	8.48	10.94	10.99	32.06	2 yr. 8 mos.	110
BC Mid-Atlantic	$12,439,025	Jun 01										6.10	10.95	10.95	11.07	39.07	3 yrs. 6 mos.	110
GA II	$27,071,907	Dec 02										2.50	12.72	17.90	19.05	52.18	2 yrs.	173
BCCTC XVIII ..	$125,000,000	Apr 02										.09	4.06	8.95	9.02	22.12	1 yr. 8 mos.	110
BCDP 2002	$131,273,604	N/A										1.17	4.75	8.14	10.94	25.01	N/A	110
BCCTC XIX.....	$93,844,179	Nov 03											.17	2.42	8.41	11.00	1 yr. 1 mo.	106
BCDP 2003	$70,292,557	N/A											.42	10.44	17.67	28.53	N/A	127

Program	Equity Raised[6]	Final Closing Date	Annual Tax Credits (as% of Capital Invested)[4][5][7]											2004	2005	Cumu- lative %	Cumulative time invested thru 2005	Overall Tax Credit Objective %
			1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003					
BCCTC XX......	$36,898,485	Mar 04												2.19	7.43	9.62	1 yr. 9 mos.	105
BCCTC XX-A ..	$64,808,430	Mar 04												0.77	6.86	7.63	1 yr. 9 mos.	105
BCCTC XXI.....	$173,897,938	Sep 04												0.62	3.58	4.20	1 yr. 3 mos.	105
BCCTC XXII....	$117,256,965	Dec 04												0.03	1.43	1.46	1 yr. 1 mo.	105
BCDP 2004	$9,379,712	N/A												1.04	0.60	1.64	N/A	127
BCDP XXIII	$50,274,314	Mar 05													0.50	0.50	9 mos.	101
BCDP XXIII-A..	$52,418,021	Mar 05													3.44	3.44	9 mos.	99
BCDP XXIV	$226,448,654	Aug 05													0.00	0.00	4 mos.	97
BCDP XXV......	$93,663,243	Dec 05													0.00	0.00	1 mo.	93
BCDP 2005	$11,289,024	N/A													0.00	0.00	N/A	205

S-53

NOTES TO TABLE III-A

(1) The 1990 results reflect, where applicable, the election available to partnerships owning interests in properties qualifying for federal housing tax credits pursuant to the 1990 Omnibus Budget Reconciliation Act which enables individual investors who held an interest in those partnerships prior to October 31, 1990, to utilize only in 1990 up to 150% of the annual federal housing tax credit, otherwise allowable for 1990. Where this election was made, the annual federal housing tax credit has been reduced by the 50% bonus ratably and will continue to be reduced over the remaining years of the credit period.

(2) These programs offered both California and federal housing tax credits.

(3) Each investor's first year yield may vary slightly based upon actual date of investor admission.

(4) The only material benefit from these programs may be tax credits which may mean that a material portion of each tax credit may represent a return of the money originally invested if there is not enough money from the sale or refinancing of the respective apartment complexes to return each investor's capital contribution.

(5) As with all programs less than one year old, these returns are for a partial year.

(6) Based upon a hypothetical $1,000,000 investment unit. The actual amount raised was smaller due to discounts applicable to certain investors and alternative payment methods. See Table I.

(7) Based upon the price per Unit paid by an Investor electing to pay its entire capital contribution upon admission, which are as follows: $770,000 per Unit for BCCTC, $740,000 per Unit for BCCTC II, $767,500 per Unit for BCCTC III, $749,500 per Unit for BCCTC IV, $788,000 per Unit for BCCTC V, $801,843 per Unit for BCCTC VI and $820,000 per Unit for each of BCCTC VII, BCCTC VIII, BCCTC IX, CA 1997, BCCTC X, BCCTC XI, CA II, BCCTC XII, BCCTC XIV, CA III, BCCTC XV, CA IV, TX, BCDP 2000, BCCTC XVI, CA V, CA VI, GA I, BCDP 2001, BCCTC XVII, BC Mid-Atlantic, GA II, BCCTC XVIII, BCDP 2002, BCCTC XIX, BCDP 2003, BCCT XX, BCCTC XX-A, BCCTC XXI, BCCTC XXII and BCDP 2004.

BCTC is Boston Capital Tax Credit Fund.
BCTC II is Boston Capital Tax Credit Fund II.
BCTC III is Boston Capital Tax Credit Fund III.
BCTC IV is Boston Capital Tax Credit Fund IV.
BCCTC is Boston Capital Corporate Tax Credit Fund, A Limited Partnership.
BCCTC II is Boston Capital Corporate Tax Credit Fund II, A Limited Partnership.
BCCTC III is Boston Capital Corporate Tax Credit Fund III, A Limited Partnership.
BCCTC IV is Boston Capital Corporate Tax Credit Fund IV, A Limited Partnership.
BCCTC V is Boston Capital Corporate Tax Credit Fund V, A Limited Partnership.
BCCTC VI is Boston Capital Corporate Tax Credit Fund VI, A Limited Partnership.
BCCTC VII is Boston Capital Corporate Tax Credit Fund VII, A Limited Partnership.
BCCTC VIII is Boston Capital Corporate Tax Credit Fund VIII, A Limited Partnership.
BCCTC IX is Boston Capital Corporate Tax Credit Fund IX, A Limited Partnership.
CA 1997 is The California Corporate Tax Credit Fund - 1997, A Limited Partnership.
BCCTC X is Boston Capital Corporate Tax Credit Fund X, A Limited Partnership.
BCCTC XI is Boston Capital Corporate Tax Credit Fund XI, A Limited Partnership.
CA II is The California Corporate Tax Credit Fund II, A Limited Partnership
BCDP 1998 is Boston Capital direct placement funds closed during 1998 and includes one investment partnership.
BCCTC XII is Boston Capital Corporate Tax Credit Fund XII, A Limited Partnership.

BCCTC XIV is Boston Capital Corporate Tax Credit Fund XIV, A Limited Partnership.
CA III is The California Corporate Tax Credit Fund III, A Limited Partnership
BCCTC XV is Boston Capital Corporate Tax Credit Fund XV, A Limited Partnership
CA IV is The California Corporate Tax Credit Fund IV, A Limited Partnership
TX is the Texas Corporate Tax Credit Fund, A Limited Partnership
BCDP 2000 is Boston Capital direct placement funds closed during 2000 and includes
3 investment partnerships.
BCCTC XVI is Boston Capital Corporate Tax Credit Fund XVI, A Limited Partnership.
CA V is The California Corporate Tax Credit Fund V, A Limited Partnership.
CA VI is The California Corporate Tax Credit Fund VI, A Limited Partnership.
GA I is The Georgia Corporate Tax Credit Fund I, A Limited Partnership.
BCDP 2001 is Boston Capital direct placement funds closed during 2001 and includes
2 investment partnerships.
BCCTC XVII is Boston Capital Corporate Tax Credit Fund XVII, A Limited Partnership.
BC Mid-Atlantic is Boston Capital Mid-Atlantic Corporate Tax Credit Fund, A Limited Partnership.
GA II is The Georgia Corporate Tax Credit Fund II, A Limited Partnership.
BCCTC XVIII is Boston Capital Corporate Tax Credit Fund XVIII, A Limited Partnership.
BCDP 2002 is Boston Capital direct placement funds closed during 2002 and includes
4 investment partnerships.
BCCTC XIX is Boston Capital Corporate Tax Credit Fund XIX, A Limited Partnership
BCDP 2003 is Boston Capital direct placement funds closed during 2003 and includes
5 investment partnerships.
BCCTC XX is Boston Capital Corporate Tax Credit Fund XX, A Limited Partnership.
BCCTC XX-A is Boston Capital Corporate Tax Credit Fund XX-A, A Limited Partnership.
BCCTC XXI is Boston Capital Corporate Tax Credit Fund XXI, A Limited Partnership.
BCCTC XXII is Boston Capital Corporate Tax Credit Fund XXII, A Limited Partnership.
BCDP 2004 is Boston Capital direct placement funds closed during 2004 and includes
2 investment partnerships.
BCCTC XXIII is Boston Capital Corporate Tax Credit Fund XXIII, A Limited Partnership.
BCCTC XXIII-A is Boston Capital Corporate Tax Credit Fund XXIII-A, A Limited Partnership.
BCCTC XXIV is Boston Capital Corporate Tax Credit Fund XXIV, A Limited Partnership.
BCCTC XXV is Boston Capital Corporate Tax Credit Fund XXV, A Limited Partnership.
BCDP 2005 is Boston Capital direct placement funds closed during 2005 and includes
1 investment partnership.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

Table V summarizes the sales of apartment complexes and operating partnership interests since January 1, 2003, of our public and private affiliates not having similar investment objectives to the company. The excess or deficiency represents the results of the capital transaction of buying and selling the apartment complex or operating partnership interest. There is not always a direct correlation between whether there is a stated excess or deficiency and whether investors receive any of their investment back from the sale of an interest. Even if there is a stated excess, expenses such as fund management fees and unpaid loans to our affiliates may be deducted before investors receive any of their investment back. If there is a stated deficiency, there still may be proceeds distributable to investors, though investors would not receive all of their investment back because the apartment complex or operating partnership interest was sold for less than the amount investors had invested.

The Table should be read in conjunction with the introduction and accompanying Notes.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	American Affordable Housing Fund I and Boston Capital Tax Credit Fund II-Series 14	American Affordable Housing Fund II	American Affordable Housing Fund II
Property Name:	Zinsmaster LP (b), (e)	Carthage Court (b), (e)	Liberty Center, Ltd. (b), (e)
Date property acquired:...	12/01/89	12/01/88	12/01/88
Date of Sale:	01/01/03	09/08/03	02/07/03
Selling price, net of closing costs and GAAP adjustments:			
Cash received (disbursed) net of closing costs	-	19,091	150,000
Mortgage Balance and accrued interest at time of sale	2,302,133	1,253,969	1,650,227
Purchase Money Mortgage taken back by program	-	-	-
Adjustments resulting from application of GAAP	-	-	-
Total:	2,302,133	1,273,060	1,800,227
Cost of properties including closing and soft costs:			
Original mortgage financing	1,226,216	1,296,000	1,772,332
Total acquisition cost, capital improvement, closing and soft costs (e) ...	1,459,784	384,407	1,444,758
Total:	2,686,000	1,680,407	3,217,090
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(383,867)	(407,347)	(1,416,863)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II	Boston Capital Tax Credit Fund I-Series 3 and Boston Capital Tax Credit Fund III-Series 17	Boston Capital Tax Credit Fund I-Series 3 and Boston Capital Tax Credit Fund III-Series 15
Property Name:	Malone Housing (b), (e)	Rouse Stokes Rowe Housing Assoc. (b), (e)	Washington Mews (a), (b)	California Investors VI (a), (b)	Hidden Cove Apts. (a), (b)
Date property acquired:	12/01/88	06/01/88	08/01/88	03/01/90	04/01/89
Date of Sale:	09/08/03	12/31/03	01/01/03	06/05/03	05/08/03
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	23,864	-	1,357,573	3,022,252	2,819,590
Mortgage Balance and accrued interest at time of sale	1,455,463	1,054,279	460,035	3,518,143	3,592,538
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,479,327	1,054,279	1,817,608	6,540,395	6,412,127
Cost of properties including closing and soft costs:					
Original mortgage financing	1,499,990	1,540,000	1,200,000	4,160,000	3,150,000
Total acquisition cost, capital improvement, closing and soft costs (e)	439,932	958,170	726,102	4,418,662	2,711,958
Total:	1,939,922	2,498,170	1,926,102	8,578,662	5,861,958
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(460,595)	(1,443,891)	(108,494)	(2,038,267)	550,169

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund I-Series 4	American Affordable Housing Fund I	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II
Property Name:	Sunnyview II (a), (b)	Pixley Investment Group (b), (e)	East Ridge Associates (g)	Kingsley Park Associates (b), (e)	Riverplace Apartments (b), (e)
Date property acquired:	09/01/89	03/01/88	08/01/88	03/01/88	09/01/88
Date of Sale:	06/05/03	11/17/04	03/01/04	06/22/04	08/31/04
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs......	3,303,932	47,040	-	25,000	25,000
Mortgage Balance and accrued interest at time of sale	1,021,000	1,438,530	1,301,760	10,423,457	3,700,000
Purchase Money Mortgage taken back by program........	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	4,324,932	1,485,570	1,301,760	10,448,457	3,725,000
Cost of properties including closing and soft costs:					
Original mortgage financing	2,300,000	1,500,000	1,237,500	(10,396,900)	4,500,000
Total acquisition cost, capital improvement, closing and soft costs (e)	1,055,665	473,181	405,087	2,135,594	2,596,882
Total:	3,355,665	1,973,181	1,642,587	12,505,494	7,096,882
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	969,267	(487,611)	(340,827)	(2,057,037)	(3,371,882)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II
Property Name:	300 Shawmut Avenue (b), (e)	Blairview Associates (b), (e)	Bloomfield Associates (b), (e)	Fredericktown Associates (b), (e)	Garden City Family Housing (b), (e)
Date property acquired:	11/01/88	03/01/89	06/01/88	06/01/88	06/01/88
Date of Sale:	11/01/04	12/01/04	12/28/04	12/28/04	12/28/04
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	1	1	10,792	10,851	11,228
Mortgage Balance and accrued interest at time of sale	892,949	1,399,892	359,727	361,691	374,253
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	892,950	1,399,893	370,519	372,542	385,481
Cost of properties including closing and soft costs:					
Original mortgage financing	270,000	1,444,475	366,390	377,214	383,800
Total acquisition cost, capital improvement, closing and soft costs (e)	723,254	439,061	117,996	113,429	123,558
Total:	993,254	1,883,536	484,386	490,643	(507,358)
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(100,304)	(483,643)	(113,867)	(118,101)	(121,877)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund III	American Affordable Housing Fund III	American Affordable Housing Fund III
Investment Partnership:					
Property Name:	Marionville III Family Housing (b), (e)	Nebraska City Senior (b), (e)	428 South Grandview, LP (b), (e), (i)	Grass Valley Investment Group II (b), (e)	Weaverville Investment Group II (b), (e)
Date property acquired:...	06/01/88	06/01/88	12/01/88	12/01/88	12/01/88
Date of Sale:..	12/28/04	12/28/04	02/01/04	11/17/04	11/17/04
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	5,677	12,266	-	40,800	43,776
Mortgage Balance and accrued interest at time of sale	189,239	408,852	2,199,726	1,521,911	1,527,589
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	194,916	421,118	2,199,726	1,562,711	1,571,365
Cost of properties including closing and soft costs:					
Original mortgage financing	197,299	428,759	2,119,934	1,500,000	1,500,000
Total acquisition cost, capital improvement, closing and soft costs (e)......	59,939	122,314	1,777,941	858,288	815,128
Total:	257,238	551,073	3,897,875	2,358,288	2,315,128
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)...	(62,322)	(129,955)	(1,698,149)	(795,577)	(743,763)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund I-Series 3	Boston Capital Tax Credit Fund I-Series 3
Property Name:	Bolivar Manor (b), (e)	Conneaut Limited (b), (e)	Geneva Limited (b), (e)	Lincoln Hotel Associates (a), (b)	Taylor Terrace Housing (b), (e)
Date property acquired:	12/01/89	01/01/89	01/01/89	02/01/89	04/01/89
Date of Sale:	12/01/04	12/01/04	12/01/04	02/06/04	06/29/04
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	1	6,079	6,079	-	75,672
Mortgage Balance and accrued interest at time of sale	863,581	1,147,562	1,163,436	3,282,476	1,030,000
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	863,582	1,153,641	1,169,515	3,282,476	1,105,672
Cost of properties including closing and soft costs:					
Original mortgage financing	889,200	1,187,000	1,198,800	2,900,000	1,066,000
Total acquisition cost, capital improvement, closing and soft costs (e)	258,705	359,326	365,411	718,516	313,802
Total:	1,147,905	1,546,326	1,564,211	3,618,516	1,379,802
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(284,323)	(392,685)	(394,696)	(336,040)	(274,130)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund I-Series 3	Boston Capital Tax Credit Fund-Series 3	Boston Capital Tax Credit Fund I-Series 4	Boston Capital Tax Credit Fund I-Series 4	Boston Capital Tax Credit Fund I-Series 4
Property Name:	Pedcor Investments 1988-IV (b), (e)	128 Park Street (b), (e)	Fuller Homes LP (b), (e)	Montana Ave. Townhomes (b), (e)	Van Dyck Estates XVI (b), (e)
Date property acquired:	02/01/89	04/01/89	04/01/89	08/01/89	02/01/90
Date of Sale:	07/29/04	11/01/04	01/05/04	01/05/04	02/25/04
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	320,000	1	40,909	59,091	515,000
Mortgage Balance and accrued interest at time of sale	4,967,272	965,805	553,808	736,765	586,229
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	5,287,272	965,806	594,717	795,856	1,101,229
Cost of properties including closing and soft costs:					
Original mortgage financing	5,167,000	250,526	478,769	694,871	680,000
Total acquisition cost, capital improvement, closing and soft costs (e)	3,621,071	469,799	346,900	585,951	646,149
Total:	8,788,071	720,325	825,669	1,280,822	1,326,149
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(3,500,799)	245,481	(230,952)	(484,966)	(224,920)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund I-Series 4	Boston Capital Tax Credit Fund I-Series 4	Boston Capital Tax Credit Fund I-Series 5	Boston Capital Tax Credit Fund-Series 6	Boston Capital Tax Credit Fund-Series 6
Property Name:	Topeka Residential Fund Three (a), (b), (f)	Haven Park Partners II (b), (e)	Glenhaven Park Partners (b), (e)	Columbia Park Associates (a), (b), (f)	Eldon Estates LP (b), (e)
Date property acquired:..	07/01/89	07/01/89	06/01/89	11/01/89	09/01/89
Date of Sale:	03/16/04	03/17/04	02/20/04	12/15/04	12/28/04
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	12,500	715,000	28,760	2,752,871	16,276
Mortgage Balance and accrued interest at time of sale	300,295	466,593	43,030	1,397,779	542,542
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	312,795	1,181,593	71,790	4,150,650	558,818
Cost of properties including closing and soft costs:					
Original mortgage financing	440,000	816,900	842,417	5,685,000	564,141
Total acquisition cost, capital improvement, closing and soft costs (e)	415,728	1,066,558	917,760	1,954,986	163,935
Total:	855,728	1,883,458	1,760,177	7,639,986	728,076
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(542,933)	(701,865)	(1,688,387)	(3,489,336)	(169,258)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund-Series 6	Boston Capital Tax Credit Fund II-Series 7	Boston Capital Tax Credit Fund II-Series 7	Boston Capital Tax Credit Fund II-Series 10
Property Name:	Warrensburg Properties (b), (e)	Buckner Properties (b), (e)	Winfield Properties (b), (e)	Pedcor Investments 1989-X (b), (e), (h)
Date property acquired:	09/01/89	12/01/89	12/01/89	07/01/90
Date of Sale:	12/28/04	12/28/04	12/28/04	12/01/04
Selling price, net of closing costs and GAAP adjustments:				
Cash received (disbursed) net of closing costs	16,775	18,225	17,951	652,500
Mortgage Balance and accrued interest at time of sale	559,159	607,514	598,371	3,092,242
Purchase Money Mortgage taken back by program	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-
Total:	575,934	625,739	616,322	3,744,742
Cost of properties including closing and soft costs:				
Original mortgage financing	803,500	626,634	616,813	3,278,800
Total acquisition cost, capital improvement, closing and soft costs (e)	160,146	191,893	186,983	2,712,700
Total:	963,646	818,527	803,796	5,991,500
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(387,712)	(192,788)	(187,474)	(2,246,758)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	American Affordable Housing Fund II	Boston Capital Tax Credit Fund L.P.-Series 3 American Affordable Housing II Limited Partnership	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II
Property Name:	Brewton Limited (e)	Paige Hall, A Minnesota Limited Partnership	Pine Ridge, Ltd. (e)	Pine Terrace III, Ltd (e)	Springfield Limited (e)
Date property acquired:	08/01/88	03/01/89	07/01/88	12/01/88	05/01/88
Date of Sale:	03/01/05	12/19/05	03/01/05	03/01/05	03/01/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	37,238	150,000	57,862	46,748	56,209
Mortgage Balance and accrued interest at time of sale	930,939	2,253,150	1,446,550	1,168,688	1,405,218
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	968,177	2,403,150	1,504,412	1,215,436	1,461,427
Cost of properties including closing and soft costs:					
Original mortgage financing	965,000	2,863,150	1,504,721	1,200,860	1,463,000
Total acquisition cost, capital improvement, closing and soft costs (e)	305,874	850,874	474,291	384,407	458,241
Total:	1,270,874	3,714,024	1,979,012	1,585,267	1,921,241
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(302,697)	(1,310,874)	(474,600)	(369,831)	(459,814)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

	American Affordable Housing Fund II	American Affordable Housing Fund II	American Affordable Housing Fund II	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 1
Investment Partnership:	Village Chase of Zephyrhills, Limited (e)	Village Walk of Zephyrhills (e)	Wildwood Villas, Limited (e)	Woodland Terrace, Limited (e)	Wewahitchka, Limited (e)
Property Name:					
Date property acquired:	12/01/88	12/01/88	09/01/88	12/01/88	12/01/88
Date of Sale:	03/01/05	03/01/05	03/01/15	03/01/05	03/01/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	58,398	54,658	57,708	58,132	27,919
Mortgage Balance and accrued interest at time of sale	1,459,961	1,366,461	1,442,689	1,453,292	697,966
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,518,359	1,421,119	1,500,397	1,511,424	725,885
Cost of properties including closing and soft costs:					
Original mortgage financing	1,499,100	1,406,500	1,499,100	1,499,100	720,100
Total acquisition cost, capital improvement, closing and soft costs (e)	466,585	439,341	476,380	480,588	241,947
Total:	1,965,685	1,845,841	1,975,480	1,979,688	962,047
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(447,326)	(424,722)	(475,083)	(468,264)	(236,162)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 1	Boston Capital Tax Credit Fund-Series 2-Fund II-Series 14
Property Name:	Inglewood Meadows, Limited (e)	Townhomes of Minnehaha Court Limited Partnership (a)	Kingston Property Associates Limited Partnership (l), (k)	Virginia Circle Limited Partnership (a), (l)	Haven Park Partners IV, A California L.P.
Date property acquired:	12/01/88	11/01/88	06/01/89	11/01/88	06/01/90
Date of Sale:	03/01/05	08/17/05	08/31/05	08/31/05	03/29/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	58,132	109,009	27,940	83,934	780,579
Mortgage Balance and accrued interest at time of sale	1,453,292	1,160,590	7,292,252	786,840	371,742
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,511,424	1,269,599	7,320,192	870,774	1,152,321
Cost of properties including closing and soft costs:					
Original mortgage financing	1,499,100	1,180,000	7,540,191	695,000	660,000
Total acquisition cost, capital improvement, closing and soft costs (e)	480,071	904,602	1,365,205	566,148	683,192
Total:	1,979,171	2,084,602	8,905,396	1,261,148	1,343,192
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(467,747)	(815,003)	(1,585,204)	(390,374)	(190,871)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund-Series 2-Fund II-Series 14	Boston Capital Tax Credit Fund-Series 3	Boston Capital Tax Credit Fund-Series 3	Boston Capital Tax Credit Fund-Series 3	Boston Capital Tax Credit Fund-Series 3
Property Name:	Haven Park Partners III, A California L.P. (e)	Lake Park Limited (e)	Rainbow Housing Associates (a)	Orangewood Villas, Limited (e), (p)	Carriage Gate of Palatka, Limited (e)
Date property acquired:...	12/01/89	04/01/89	06/01/89	06/01/89	06/01/89
Date of Sale:	04/08/05	03/01/05	03/10/05	03/01/05	03/01/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	979,310	44,443	308,217	57,643	57,643
Mortgage Balance and accrued interest at time of sale ...	462,000	1,111,081	1,961,599	1,440,078	1,441,070
Purchase Money Mortgage taken back by program........	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,441,310	1,155,524	2,269,816	1,497,721	1,498,713
Cost of properties including closing and soft costs:					
Original mortgage financing	792,000	1,154,300	2,004,615	1,392,869	1,493,800
Total acquisition cost, capital improvement, closing and soft costs (e)......	943,510	366,468	892,585	443,732	470,656
Total:	1,735,510	1,520,768	2,897,200	1,836,601	1,964,456
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(294,200)	(365,244)	(627,384)	(338,880)	(465,743)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund-Series 3	Boston Capital Tax Credit Fund-Series 3	Boston Capital Tax Credit Fund-Series 3 & 4	Boston Capital Tax Credit Fund-Series 3&4 and Fund II-Series 7	Boston Capital Tax Credit Fund-Series 4
Property Name:	Vidalia, Limited (e)	Colony Court RRH Limited (e)	Central Parkway Towers (m)	Bowditch School LP, The (e), (l), (p)	Pedcor Investments 1988-VI, Limited Partnership (e)
Date property acquired:	04/01/89	04/01/89	09/01/89	08/01/89	07/01/89
Date of Sale:	03/01/05	03/01/05	01/05/05	01/01/05	01/31/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs..............................	58,199	58,543	-	1	10
Mortgage Balance and accrued interest at time of sale	1,454,975	1,463,570	5,194,000	3,053,108	5,235,047
Purchase Money Mortgage taken back by program..........................	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,513,174	1,522,113	5,194,000	3,053,109	5,235,057
Cost of properties including closing and soft costs:					
Original mortgage financing	1,499,100	1,499,100	2,800,000	1,675,000	5,344,500
Total acquisition cost, capital improvement, closing and soft costs (e) ..	477,566	451,836	6,891,743	2,890,185	2,858,686
Total:	1,976,666	1,950,936	9,691,743	4,565,185	8,203,186
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(463,492)	(428,823)	(4,497,743)	(1,512,076)	(2,968,129)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	**Boston Capital Tax Credit Fund-Series 4**	**Boston Capital Tax Credit Fund-Series 4**	**Boston Capital Tax Credit Fund-Series 4**	**Boston Capital Tax Credit Fund-Series 4**	**Boston Capital Tax Credit Fund-Series 4 & 6, Fund II-Series 7 & 14**
Property Name:	**Landmark Limited Partnership (n), (o)**	**Monticello, Limited (e)**	**Greenwood Terrace Apts. (e)**	**Armory Square Limited Partnership (e)**	**Rosenberg Building Associates, Limited Partnership (a)**
Date property acquired:	08/01/88	07/01/89	07/01/89	06/01/89	12/01/91
Date of Sale:	11/01/05	03/01/05	03/01/05	11/18/05	02/15/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	1,241,850	43,236	42,205	60,000	2,598,921
Mortgage Balance and accrued interest at time of sale	2,649,919	1,080,903	1,055,120	1,891,975	1,695,906
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	3,891,769	1,124,139	1,097,325	1,951,975	4,294,827
Cost of properties including closing and soft costs:					
Original mortgage financing	2,700,000	1,117,770	1,094,160	2,300,000	1,839,000
Total acquisition cost, capital improvement, closing and soft costs (e)	2,003,495	353,917	351,964	2,053,506	7,120,533
Total:	4,703,495	1,471,687	1,446,124	4,353,506	8,959,533
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(811,726)	(347,548)	(348,799)	(2,401,531)	(4,664,706)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund-Series 6	Boston Capital Tax Credit Fund II-Series 7	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9
Property Name:	Sherburne Housing Redevelopment Company (e)	King City Elderly Housing Limited Partnership (n)	Warrensburg Estates Limited Partnership (e)	Wilmington Housing Redevelopment Company L.P. (e)	Maywood Associates (e)
Date property acquired:	11/01/89	06/01/90	04/01/90	08/01/90	03/01/90
Date of Sale:	01/15/05	06/17/05	06/30/05	01/15/05	01/06/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	17,301	320,278	23,264	14,318	56,200
Mortgage Balance and accrued interest at time of sale	1,280,504	1,680,854	773,085	1,017,530	1,466,946
Purchase Money Mortgage taken back by program................................	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,297,805	2,001,132	796,349	1,031,848	1,523,146
Cost of properties including closing and soft costs:					
Original mortgage financing	1,327,756	1,658,088	803,500	1,069,500	1,512,200
Total acquisition cost, capital improvement, closing and soft costs (e)	700,759	1,250,711	257,832	336,423	517,908
Total:	2,028,515	2,908,799	1,061,332	1,405,923	2,030,108
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)...	(730,710)	(907,667)	(264,983)	(374,075)	(506,962)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9
Property Name:	**Corinth Housing Redev. (e)**	**Greenwich Housing Redev. (e)**	**Cedar Rapids Housing Associates (e), (p)**	**Pedcor Investments 1989-VIII, Limited Partnership (e)**	**438 Warren Street Limited Partnership (e)**
Date property acquired:	04/01/90	04/01/90	04/01/90	03/01/90	03/01/90
Date of Sale:	01/15/05	01/15/05	01/01/05	01/31/05	01/01/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	23,864	21,477	485,000	906,000	1
Mortgage Balance and accrued interest at time of sale	1,452,664	1,446,000	4,191,645	3,513,854	720,000
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,476,528	1,467,477	4,676,645	4,419,854	720,001
Cost of properties including closing and soft costs:					
Original mortgage financing	1,510,198	1,499,990	4,385,000	3,663,000	721,934
Total acquisition cost, capital improvement, closing and soft costs (e)	496,243	482,065	4,635,707	3,875,774	595,393
Total:	2,006,441	1,982,055	9,020,707	7,538,774	1,317,327
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(529,913)	(514,578)	(4,344,062)	(3,118,920)	(597,326)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9	Boston Capital Tax Credit Fund II-Series 9
Property Name:	Breezewood RRH, Ltd (e)	Cambridge Manor, Ltd (e)	Quail Hollow RRH, Limited Partnership (e)	Hernando 515 LP (e)	Hobe Sound RRH Limited Partnership (e)
Date property acquired:	05/01/90	04/01/90	05/01/90	06/01/90	04/01/90
Date of Sale:	03/01/05	03/01/05	03/01/05	03/01/05	03/01/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	56,124	44,408	57,577	58,327	109,027
Mortgage Balance and accrued interest at time of sale	1,403,106	1,110,193	1,439,422	1,458,164	2,725,687
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	1,459,230	1,154,601	1,496,999	1,516,491	2,834,714
Cost of properties including closing and soft costs:					
Original mortgage financing	1,442,390	1,142,660	1,486,900	1,499,100	2,845,250
Total acquisition cost, capital improvement, closing and soft costs (e)	484,814	380,722	515,176	549,984	997,418
Total:	1,927,204	1,523,382	2,002,076	2,049,084	3,842,668
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(467,974)	(368,781)	(505,077)	(532,593)	(1,007,954)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund II-Series 10	Boston Capital Tax Credit Fund II-Series 10	Boston Capital Tax Credit Fund II-Series 10	Boston Capital Tax Credit Fund II-Series 10	Boston Capital Tax Credit Fund II-Series 10
Property Name:	West Des Moines Housing Associates Limited Partnership (a)	Centreville Apartments Company LP (g)	Lawton Apartments Company Limited Partnership (g)	Freedom Apartments Limited Partnership (e)	Mercer Manor Apartments LP (e)
Date property acquired:	07/01/90	11/01/90	06/01/90	11/01/90	11/01/90
Date of Sale:	07/22/05	07/31/05	08/15/05	01/01/05	01/01/05
Selling price, net of closing costs and GAAP adjustments:					
Cash received (disbursed) net of closing costs	1,250,108	-	-	1	1
Mortgage Balance and accrued interest at time of sale	1,758,425	618,657	1,501,905	1,030,845	891,826
Purchase Money Mortgage taken back by program	-	-	-	-	-
Adjustments resulting from application of GAAP	-	-	-	-	-
Total:	3,008,533	618,657	1,501,905	1,030,846	891,827
Cost of properties including closing and soft costs:					
Original mortgage financing	2,475,000	943,562	1,506,985	1,061,180	915,000
Total acquisition cost, capital improvement, closing and soft costs (e)	2,559,000	171,119	446,637	317,565	282,847
Total:	5,034,000	1,114,681	1,953,622	1,378,745	1,197,847
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(2,025,467)	(496,024)	(451,717)	(347,899)	(306,020)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PUBLIC OFFERINGS

Investment Partnership:	Boston Capital Tax Credit Fund II-Series 12 & 14-Fund III-Series 15 & 17	Boston Capital Tax Credit Fund II-Series 14	Boston Capital Tax Credit Fund IV-Series 20
Property Name:	California Investors VII (a)	One Northridge, Limited (g)	Parkside Housing Limited Partnership (a), (q)
Date property acquired:	12/23/93	01/01/92	12/01/94
Date of Sale:	02/04/05	04/05/05	05/04/05
Selling price, net of closing costs and GAAP adjustments:			
Cash received (disbursed) net of closing costs	7,221,365	-	441,525
Mortgage Balance and accrued interest at time of sale	8,287,242	1,934,105	960,069
Purchase Money Mortgage taken back by program	-	-	-
Adjustments resulting from application of GAAP	-	-	-
Total:	15,508,607	1,934,105	1,401,594
Cost of properties including closing and soft costs:			
Original mortgage financing	8,950,000	1,800,000	715,000
Total acquisition cost, capital improvement, closing and soft costs (e)	21,670,224	1,015,479	387,051
Total:	30,620,224	2,815,479	1,102,051
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(15,111,617)	(881,374)	299,543

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detremental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PRIVATE OFFERINGS

Investment Partnership:	Boston Capital Corporate Tax Credit Fund I	Boston Capital Corporate Tax Credit Fund I
Property Name:	Kings Crossing Limited Partnership (g), (i), (j)	Partnership for Affordable Housing L.P. Gamma (g), (i), (k)
Date property acquired:	02/01/93	05/01/93
Date of Sale:..	03/17/03	03/19/04
Selling price, net of closing costs and GAAP adjustments:		
Cash received (disbursed) net of closing costs	-	-
Mortgage Balance and accrued interest at time of sale......................	4,496,916	2,116,657
Purchase Money Mortgage taken back by program	-	-
Adjustments resulting from application of GAAP	-	-
Total:	4,496,916	2,116,657
Cost of properties including closing and soft costs:		
Original mortgage financing...	4,396,700	2,067,569
Total acquisition cost, capital improvement, closing and soft costs (e)..	8,206,440	692,622
Total:	12,603,140	2,760,191
Excess (Deficiency) of property operating cash receipts over cash expenditures (f)	(8,106,224)	(643,534)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. 8.33% of the limited partner's interest will be transferred in 2005 for $54,353 and the remaining limited partner's interest will be transferred in 2006 for $435,087.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 33.3% of the credits originally projected from the property and .23% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partnership's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.

TABLE V SALES OR DISPOSALS OF PROPERTIES
PRIVATE OFFERINGS

Investment Partnership:	Boston Capital Corporate Tax Credit Fund II	Boston Capital Corporate Tax Credit Fund XIV	Boston Capital Corporate Tax Credit Fund XV
Property Name:	Parkview L.D.H.A. Associates, L.P.	H.P. Knolls I Associates, L.P. (e)	H.P. Knolls II Associates, L.P. (e)
Date property acquired:	11/01/94	08/01/99	11/01/99
Date of Sale:	7/7//05	01/20/05	01/20/05
Selling price, net of closing costs and GAAP adjustments:			
Cash received (disbursed) net of closing costs	-	3,253,724	2,427,306
Mortgage Balance and accrued interest at time of sale	662,600	16,625,377	13,761,963
Purchase Money Mortgage taken back by program	-	-	-
Adjustments resulting from application of GAAP	-	-	-
Total:	662,600	19,879,101	16,189,269
Cost of properties including closing and soft costs:			
Original mortgage financing	744,634	17,508,000	14,000,000
Total acquisition cost, capital improvement, closing and soft costs (e)	446,075	3,626,863	3,236,306
Total:	1,190,709	21,134,863	17,236,306
Excess (Deficiency) of property operating cash receipts over cash expenditures (e)	(528,109)	(1,255,762)	(1,047,037)

(a) Sale was to a party unrelated to the operating general partner or Boston Associates.
(b) All taxable income was reported as Section 1231 income.
(c) Amounts shown include pro rata share of original offering costs.
(d) The excess or deficiency represents results of the capital transaction of buying and selling the apartment complex or operating partnership interest. A deficiency represents a situation in which the interest was sold for less than the amount that the investors invested in the apartment complex, a portion of this being the original load that affiliates of Boston Associates charged. An excess represents a situation in which the interest was sold for more than the fully loaded cost of the apartment complex.
(e) Sale of operating partnership interest.
(f) Please note some closing costs were estimated.
(g) Foreclosure
(h) Transferred 24.99% of the limited partner's interest in the operating partnership for $163,059. The remaining limited partner's interests will be transferred in 2006 for $489,440.
(i) Mortgage balance and accrued interest are estimated.
(j) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(k) The property could not sustain ongoing operations and the mortgage was in default. The cost involved to bring the mortgage current and cover ongoing shortfalls through the end of the tax credit compliance period would have had a detrimental impact on the Investment Partnership's reserves. Although the problems at the property resulted in a recapture of approximately 34.3% of the credits originally projected from the property and 2.9% of the total projected for the Investment Partnership, it was determined that the best course of action was to preserve the Investment Partenrship's reserves and allow the foreclosure to occur.
(l) A second mortgage was applied to the property, subsequently the ending mortgage balance is greater than the initial balance.
(m) Property was leased and lease expired.
(n) Sale was to a party related to the operating general partner or Boston Associates.
(o) More proceeds are expected.
(p) There is accrued interest included in the mortgage balance.
(q) Prepayment fee and other mortgage expenses increased debt.